CSE FORM 2A LISTING STATEMENT

RED WHITE & BLOOM BRANDS INC.

WITH RESPECT TO A FUNDAMENTAL CHANGE PURSUANT TO POLICY 8 OF THE CANADIAN SECURITIES EXCHANGE

INVOLVING THE BUSINESS COMBINATION BETWEEN

TIDAL ROYALTY CORP. (“TIDAL”)

26902298 ONTARIO INC. (“TIDAL SUBCO”)

AND

MICHICANN MEDICAL INC. (“MICHICANN”)

TO FORM

RED WHITE & BLOOM BRANDS INC. (“RWB”)

(the “Resulting Issuer”)

Neither the Canadian Securities Exchange Inc. nor any securities regulatory authority has in any way passed upon the merits of the Business Combination Agreement described in the Listing Statement.

May 7, 2020

TABLE OF CONTENTS

RED WHITE & BLOOM BRANDS INC

1.ABOUT THIS LISTING STATEMENT4

2.CORPORATE STRUCTURE8

3.GENERAL DEVELOPMENT OF THE BUSINESS16

4.NARRATIVE DESCRIPTION OF THE BUSINESS27

5.SELECTED CONSOLIDATED FINANCIAL INFORMATION43

6.MANAGEMENT’S DISCUSSION AND ANALYSIS46

7.MARKET FOR SECURITIES46

8.CONSOLIDATED CAPITALIZATION47

9.OPTIONS TO PURCHASE SECURITIES48

10.DESCRIPTION OF THE SECURITIES49

11.ESCROWED SECURITIES56

12.PRINCIPAL SHAREHOLDERS56

13.DIRECTORS AND OFFICERS56

14.CAPITALIZATION61

15.EXECUTIVE COMPENSATION65

16.INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS71

17.RISK FACTORS71

18.PROMOTERS85

19.LEGAL PROCEEDINGS AND REGULATORY ACTIONS85

20.INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL   TRANSACTIONS86

21.AUDITORS, TRANSFER AGENTS AND REGISTRARS86

22.MATERIAL CONTRACTS86

23.INTEREST OF EXPERTS87

24.OTHER MATERIAL FACTS87

25.FINANCIAL STATEMENTS87

Appendix A – Audited Financial Statements of the Issuer for the years ended July 31, 2019, 2018 and 2017

Appendix B – Management Discussion & Analysis of the Issuer for the years ended July 31, 2019, 2018 and 2017

Appendix C - Interim Financial Statements of the Issuer for the six months ended January 31, 2020

Appendix D – Management Discussion & Analysis of the Issuer for the six months ended January 31, 2020

Appendix E - Audited Financial Statements of MichiCann Medical Inc. for the years ended December 31, 2018 and 2017

Appendix F - Management Discussion & Analysis of MichiCann Medical Inc. for the year ended December 31, 2018

Appendix G - Audited Financial Statements of MichiCann Medical Inc. for the year ended December 31, 2019

Appendix H – Management Discussion & Analysis of the MichiCann Medical Inc. for the year ended December 31, 2019

Appendix I - Pro Forma Consolidated Financial Statements of the Resulting Issuer as at January 31, 2020

Appendix J –Business Combination Agreement dated May 8, 2019, as Amended and Restated on March 12, 2020

Appendix K – Investment Policy

CERTIFICATE OF THE ISSUER

1.ABOUT THIS LISTING STATEMENT

1.1General

Unless otherwise indicated:

(i)except where otherwise indicated, all references to dollar amounts and “$” are to Canadian currency;

(ii)any statements in this Listing Statement made by or on behalf of management are made in such persons’ capacities as officers of the Resulting Issuer and not in their personal capacities; and

(iii)all information in this Listing Statement is stated as at May 7, 2020, unless otherwise indicated.

1.2Cautionary Statement Regarding Forward-Looking Statements

The information provided in this Listing Statement, including schedules and information incorporated by reference, may contain “forward-looking statements” about Red White & Bloom Brands Inc. (the “Resulting Issuer”), MichiCann Medical Inc. (“MichiCann”) and Tidal Royalty Corp. (the “Issuer”). In addition, the Issuer, MichiCann or the Resulting Issuer may make or approve certain statements in future filings with Canadian securities regulatory authorities, in press releases, or in oral or written presentations by representatives of the Issuer that are not statements of historical fact and may also constitute forward-looking statements.  All statements, other than statements of historical fact, made by the Issuer. MichiCann or the Resulting Issuer that address activities, events or developments that the Issuer, MichiCann or the Resulting Issuer expects or anticipates will or may occur in the future are forward-looking statements, including, but not limited to, statements preceded by, followed by or that include words such as “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”,  “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal”, or the negative of those words or other similar or comparable words.

Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments. These statements speak only as at the date they are made and are based on information currently available and on the then-current expectations of the party making the statement and/or assumptions concerning future events, which are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from that which was expressed or implied by such forward-looking statements, including, but not limited to, risks and uncertainties related to:

•the available funds of the Resulting Issuer and the anticipated use of such funds;

•the regulation of the cannabis industry;

•the availability of financing opportunities, legal and regulatory risks inherent in the legal cannabis industry, risks associated with economic conditions, dependence on management and currency risk; and

•other risks described in this Listing Statement and described from time to time in documents filed by the Issuer, MichiCann or the Resulting Issuer with Canadian securities regulatory authorities.

Consequently, all forward-looking statements made in this Listing Statement and other documents of the Issuer, MichiCann and the Resulting Issuer are qualified by such cautionary statements and there can be no assurance that the anticipated results or developments will actually be realized or, even if realized, that they will have the expected consequences to or effects to the Issuer, MichiCann and/or the Resulting Issuer.

The cautionary statements contained or referred to in this section should be considered in connection with any subsequent written or oral forward-looking statements that the Issuer, MichiCann or the Resulting Issuer and/or persons acting on its behalf may issue. The Issuer, MichiCann and the Resulting Issuer undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required under securities legislation. See “3.1 – GENERAL DEVELOPMENT OF BUSINESS – Risk Factors” and “17 –RISK FACTORS”.

1.3Market and Industry Data

This Listing Statement includes market and industry data relevant to the Resulting Issuer and business that has been obtained from third party sources, including industry publications. The Resulting Issuer believes that its industry data is accurate and that its estimates and assumptions are reasonable, but there is no assurance as to the accuracy or completeness of this data. Third party sources generally state that the information contained therein has been obtained from sources believed to be reliable, but there is no assurance as to the accuracy or completeness of included information. Although the data is believed to be reliable, the Resulting Issuer has not independently verified any of the data from third party sources referred to in this Listing Statement or ascertained the underlying economic assumptions relied upon by such sources.

1.4Glossary of Terms

Amalco	means the amalgamation corporation resulting and continuing from the Amalgamation.
Amalgamating Corporations	means Tidal, Tidal Subco and MichiCann.
Amalgamation	means the amalgamation of MichiCann and Subco by way of a “three-cornered amalgamation” with Tidal pursuant to Section 174 of the OBCA.
Amalgamation Agreement	means the agreement among MichiCann, Tidal and Subco in respect of the Amalgamation.
Amalgamation Resolution	means the special resolution of the MichiCann Shareholders approving the Amalgamation which is to be considered at the MichiCann Meeting.
Business Combination Agreement	means the Business Combination Agreement between Tidal, Tidal Subco and MichiCann dated May 8, 2019, as amended and restated on March 12, 2020.
Completion Deadline	means April 30, 2020 or such later date as may be mutually agreed between the Parties in writing.

Closing	means the closing of the Transaction.
CSE	means the Canadian Securities Exchange.
Dissenting Shareholder

means a registered holder of MichiCann Shares who, in connection with the special resolution of the MichiCann Shareholders approving the Amalgamation, has exercised the right to dissent pursuant to Section 185 of the OBCA in strict compliance with the provisions thereof and thereby becomes entitled to be paid the fair value of his, her or its MichiCann Shares and who has not withdrawn the notice of the exercise of such right as permitted by Section 185 of the OBCA.

Effective Date	means the date shown on the Certificate of Amalgamation giving effect to the Amalgamation.
Effective Time	means 12:01 a.m. (Toronto time) on the Effective Date or such other time on the Effective Date as may be agreed by MichiCann and Tidal.
Exchange Ratio	means 2 Resulting Issuer Consideration Shares (comprised of 1 Resulting Issuer Shares and 1 Resulting Issuer Series II Preferred Shares) for each one (1) MichiCann Share held.
Excluded Laws

means any U.S. federal laws, statutes, codes, ordinances, decrees, rules, regulations which apply to the production, trafficking, distribution, processing, extraction, and/or sale of marijuana (cannabis) and related substances.

Federal CSA	means the U.S. Controlled Substances Act of 1970.
Fundamental Change Written Consent	means the written consent of the holders of Tidal Shares to approve the Transaction
Holder Application	Means the application to LARA by the holder of the PharmaCo Debenture seeking permission to convert the PharmaCo Debenture and own the PharmaCo Shares.
IFRS	means the International Financial Reporting Standards, as issued by the International Accounting Standards Board.
Issuer	means Tidal Royalty Corp.
legal cannabis industry	means any business operating in a State of the United States that pertains in any way to cannabis, which is carried out in compliance with all applicable State laws and regulations.
LARA	means The Department of Licensing and Regulatory Affairs in the State of Michigan or as it otherwise may be known from time to time.
Management	means the management of the Resulting Issuer.

Material Adverse Effect

means any event, change or effect that is or would reasonably be expected to be materially adverse to the financial condition, operations, assets, liabilities, or business of a Party and its Subsidiaries, considered as a whole, provided, however, that a Material Adverse Effect shall not include an adverse effect resulting from a change: (a) which arises out of or in connection with a matter that has been publicly disclosed or otherwise disclosed in writing by such Party to the other Party prior to the date of this Agreement; (b) resulting from conditions affecting the medical marijuana industry as a whole; or (c) resulting from general economic, financial, currency exchange, securities or commodity market conditions in Canada, the United States or elsewhere.

MichiCann	means MichiCann Medical Inc.
Michicann Meeting	means a special meeting of the shareholders of MichiCann to be held in order to seek shareholder approval for the Amalgamation.
MichiCann Shareholder	means a registered holder of MichiCann Shares, from time to time, and “MichiCann Shareholders” means all such holders.
MichiCann Shareholder Approval	means the approval of the Amalgamation Resolution by at least two-thirds of the votes cast by the MichiCann Shareholders present in person or by proxy at the MichiCann Meeting.
MichiCann Shares	means the common shares in the capital of MichiCann..
OBCA	means the Ontario Business Corporations Act, R.S.O. 1990, c. B.16.
PharmaCo	Means PharmaCo Inc., a corporation incorporated under the laws of Michigan.
Preferred Shares	means the non-voting, Series 1 Convertible Preferred Shares of the Issuer.
Red White & Bloom Brands Inc.	means the Resulting Issuer.
Resulting Issuer	means Tidal after completion of the Transaction and after giving effect to the Tidal Name Change to Red White & Bloom Brands Inc.
Resulting Issuer Consideration Shares	means the Resulting Issuer Shares and the Resulting Issuer Series II Preferred Shares, to be issued in accordance with the Exchange Ratio.
Resulting Issuer Convertible Securities	means, collectively, the Resulting Issuer Options and the Resulting Issuer Warrants.
Resulting Issuer Options

means stock options to purchase Resulting Issuer Shares and Resulting Issuer Series II Preferred Shares to be issued to the holders of the MichiCann Options in replacement for their MichiCann Options in accordance with the Exchange Ratio.

Resulting Issuer Preferred Shares	means the Tidal Preferred Shares after giving effect to the completion of the Business Combination.

Resulting Issuer Series II Preferred Shares	means the Tidal Series II Preferred Shares after giving effect to the completion of the Business Combination.
Resulting Issuer Shares	means the common shares in the capital of the Resulting Issuer.
Resulting Issuer Warrants

means purchase warrants to purchase Resulting Issuer Shares and Resulting Issuer Series II Preferred Shares to be issued to the holders of the MichiCann Warrants in replacement for their MichiCann Warrants in accordance with the Exchange Ratio.

Tidal	means Tidal Royalty Corporation.
Tidal Advisory Fee

means the 14,762,000 Resulting Issuer Shares to be issued to certain advisors upon completion of the Business Combination of which 50% will be Resulting Issuer Shares and 50% will be Resulting Issuer Series II Preferred Shares.

Tidal Board	means the board of directors of the Issuer.
Tidal Director Appointments	means subject to the completion of the Amalgamation, the reconstitution of the Tidal Board to consist of five (5) directors in the manner provided for in the Business Combination Agreement.
Tidal Name Change	means the change of name of the Issuer to “Red White & Bloom Brands Inc.” or such other name as may be agreed upon by the Issuer and MichiCann.
Tidal Shares	means the common shares in the capital of the Issuer.
Tidal Share Consolidation	means the consolidation of the issued and outstanding Tidal Shares on the basis of sixteen (16) pre-consolidation Tidal Shares for one (1) post-consolidation Tidal Share.
Tidal Shareholder Approval	means obtaining the Fundamental Change Written Consent signed by at least 50.1% of the Tidal Shareholders as required pursuant to the rules of the CSE.
Tidal Subco Or Subco	means 2690229 Ontario Inc. a wholly owned subsidiary of Tidal.
Transaction	means the Amalgamation and related transactions pursuant to the Business Combination Agreement.

2.CORPORATE STRUCTURE

2.1Corporate Name and Head and Registered Office

The Issuer was incorporated under the laws of British Columbia on March 12, 1980 as Treminco Resources Ltd. On February 19, 1999, the Issuer changed its name to Elkhorn Gold Mining Corporation; on October 12, 2011, the Issuer changed its name to Tulloch Resources Ltd.; and effective July 18, 2017, the Issuer changed its name to Tidal Royalty Corp. The registered and records office of the Issuer is located at Suite 810, 789 West Pender Street, Vancouver, British Columbia V6C 1H2.

MichiCann was incorporated under the laws of Ontario on December 5, 2017. The registered and records office of MichiCann is located at 8820 Jane Street, Concord, Ontario, L4H 2M9.

Following completion of the Business Combination and the Tidal Name Change, it is expected that the full corporate name of the Resulting Issuer will be “Red White & Bloom Brands Inc.”.  The registered and records office of the Resulting Issuer will be Suite 810, 789 West Pender Street, Vancouver, British Columbia V6C 1H2.

2.2Jurisdiction of Incorporation

The Issuer was incorporated under the Business Corporations Act (British Columbia).  MichiCann was incorporated under the Business Corporations Act (Ontario).

2.3Intercorporate Relationships

The following sets out the organization structure of the Issuer:

MichiCann has the following two subsidiaries:

1. Mid-American Growers, Inc. (“MAG”), a corporation existing under the laws of the State of Delaware following the merger of Mid-American Growers, Inc. and RWB Acquisition Sub, Inc. on January 10, 2020; and

2. RWB Illinois, Inc. (“RWB Illinois”), a corporation incorporated under the laws of the State of Delaware

On completion of the Transaction, the corporate structure of the Resulting Issuer is as follows:

2.4Issuer’s requalifying following a fundamental change

On May 8, 2019, the Issuer, Tidal Subco and MichiCann entered into a business combination agreement as amended and restated on March 12, 2020, (the “Business Combination Agreement”), which set out the terms for the reverse take-over of the Issuer by MichiCann by way of the Amalgamation and the related transactions.

General

The principal consequences of the Amalgamation are summarized as follows:

(a)the Amalgamating Corporations will amalgamate under the OBCA and will continue as one corporation under the name “MichiCann Medical Inc.”;

(b)each issued and outstanding MichiCann Share (other than those held by Dissenting Shareholders) shall be exchanged in accordance with the following exchange ratios:

Shareholders will receive*	For each
one (1) fully paid and non-assessable Tidal Share and one (1) fully paid and non-assessable Tidal Series II Preferred Share	1 MichiCann Common Share
One (1) Warrant to purchase one (1) Tidal Share and one (1) Tidal Series II Preferred Share	1 MichiCann Warrant
one (1) Option to purchase one (1) Tidal Share and one (1) Tidal Series II Preferred Share	1 MichiCann Option

*following completion of the Tidal Share Consolidation

(c)the articles of Amalco will be substantially the articles of MichiCann;

(d)the by-laws of Amalco will be the by-laws of MichiCann;

(e)the property and assets of each of the Amalgamating Corporations will be the property and assets of Amalco and Amalco will be liable for all of the liabilities and obligations of each of the Amalgamating Corporations; and

(f)all Tidal Options to be issued to holders of MichiCann Options on the Amalgamation will be issued under Tidal’s current stock option plan.

The ownership of the Resulting Issuer on a fully diluted basis by the former shareholders of MichiCann and Tidal will be 87% and 13%, respectively.

If all of the conditions of the proposed Amalgamation are satisfied, including receiving the requisite shareholder approval as described herein and conditional approval of the Exchange, the Articles of Amalgamation are expected to be filed on April 24, 2020.

Business Combination Agreement

The following summary of the Business Combination Agreement is qualified in its entirety by the text of the Business Combination Agreement, a copy of which is attached hereto as Appendix “J” and which has also been filed by Tidal with the Canadian securities regulatory authorities and is available at www.sedar.com.

Business Combination Steps

The Business Combination is structured as a three-cornered amalgamation involving the Amalgamation of MichiCann with Tidal Subco pursuant to section 174 of the OBCA in exchange for Tidal Shares pursuant to the following steps:

•MichiCann shall duly call and convene the MichiCann Meeting not later than April 15, 2020 at which the MichiCann Shareholders will be asked to approve the Amalgamation Resolution;

•Tidal shall circulate the Fundamental Change Written Consent for the purpose of obtaining the Tidal Shareholder Approval;

•Tidal shall circulate forms of directors resolutions for the purpose of obtaining the approval of the board of directors for the Tidal Share Consolidation, the Tidal Name Change and the Tidal Director Appointments, or hold one or more directors meetings in lieu thereof, in accordance with Tidal’s articles and applicable Laws, as soon as reasonably practicable;

•Following the receipt of the MichiCann Shareholder Approval, the Tidal Shareholder Approval and immediately prior to the filing of the Articles of Amalgamation, Tidal shall take all necessary corporate steps to complete the Tidal Share Consolidation, the Tidal Name Change and the Tidal Director Appointments;

•MichiCann and Tidal Subco shall amalgamate by way of statutory amalgamation under Section 174 of the OBCA on the terms and subject to the conditions contained in the Amalgamation Agreement and MichiCann and Tidal further agree that the Effective Date shall occur within five (5) Business Days following the later of: (i) the receipt of Tidal Shareholder Approval; and (ii) the satisfaction or waiver of all conditions imposed under the Business Combination Agreement and by the CSE or any other regulatory requirements;

•Upon completion of the Amalgamation:

oMichiCann and Tidal Subco will amalgamate under the provisions of the OBCA and continue as one amalgamated corporation, being Amalco;

oholders of outstanding MichiCann Shares shall receive Resulting Issuer Consideration Shares in accordance with the Exchange Ratio;

oeach outstanding Subco Share will be exchanged for Amalco Shares on the basis of one (1) Amalco Share for each Subco share;

oas consideration for the issuance of the Resulting Issuer Consideration Shares to the holders of MichiCann Shares to effect the Amalgamation, Amalco will issue to the Resulting Issuer one (1) fully paid Amalco Share for each Resulting Issuer Consideration Share so issued;

oall of the property and assets of each of MichiCann and Subco will be the property and assets of Amalco and Amalco will be liable for all of the liabilities and obligations of each of MichiCann and Subco; and

oAmalco will be a wholly-owned Subsidiary of Tidal;

•Resulting Issuer Options  and Resulting Issuer Warrants shall be issued to the holders of the MichiCann Options and MichiCann Warrants, respectively, in exchange and replacement for, on an equivalent basis, such MichiCann Options and MichiCann Warrants, which shall thereby be cancelled. For greater certainty, 50% of the Resulting Issuer Options and the Resulting Issuer Warrants shall be exercisable into Resulting Issuer Shares and 50% of the Resulting Issuer Options and Resulting Issuer Warrants shall be exercisable into Resulting Issuer Series II Preferred Shares;

•14,762,000 Resulting Issuer Shares will be issued to certain advisors upon completion of the Business Combination of which 50% will be Resulting Issuer Shares and 50% will be Resulting Issuer Series II Preferred Shares;

•as soon as practicable after the Effective Date, in accordance with normal commercial practice, the Resulting Issuer shall issue or cause to be issued certificates, DRS Statements or electronic positions within CDS representing the appropriate number of the Resulting Issuer Shares and Resulting Issuer Series II Preferred Shares to the former MichiCann Shareholders and the former Tidal Shareholders, as applicable. No fractional shares will be delivered to any MichiCann Shareholder or Tidal Shareholder otherwise entitled thereto and instead the number of shares to be issued to each former MichiCann Shareholder and Tidal Shareholder will be rounded down to the nearest whole number; and

•the Parties shall take any other action and do anything, including the execution of any other agreements, documents or instruments, that are necessary or useful to give effect to the Business Combination.

Representations, Warranties and Covenants

The Business Combination Agreement contains customary representations and warranties made by each of the parties in respect of the respective assets, liabilities, financial position, business and operations of Tidal, Tidal Subco and MichiCann. Both Tidal and MichiCann also provided covenants in favour of each other in the Business Combination Agreement which govern the conduct of the operations and affairs of each respective party prior to the closing date.

Mutual Conditions to the Transaction

The Business Combination Agreement contains conditions to the obligations of Tidal and MichiCann to complete the Transaction.  Unless all such conditions are satisfied or waived by the party or parties for whose benefit such conditions exist, the Transaction will not be completed. The following is a summary of the significant conditions contained in the Business Combination Agreement:

(a)there shall have been no action taken under any applicable Law or by any Government Authority and there shall not be in force any order or decree restraining or enjoining the consummation of the Business Combination;

(b)the Business Combination Agreement shall not have been terminated pursuant to the terms of the Business Combination Agreement;

(c)all regulatory approvals (including Exchange approvals) and corporate approvals for the Amalgamation shall have been obtained;

(d)each party shall not have entered into any transaction or contract which would have a material effect on the financial and operational condition, or the assets of each party, excluding those transactions or contracts undertaken in the ordinary course of business, without first discussing and obtaining the approval of the other party;

(e)the MichiCann Shareholder Approval shall have been obtained;

(f)the Tidal Shareholder Approval shall have been obtained;

(g)Tidal shall have completed the Tidal Share Consolidation, the Tidal Name Change and the Tidal Director Appointments;

Additional Conditions Precedent to the Obligations of MichiCann

(a) on or prior to the Effective Date, and effective upon completion of the Amalgamation, each of the directors and officers of Tidal who are not continuing on in such capacities shall have tendered their resignations and provided mutual releases in a form acceptable to MichiCann and the board of directors of Tidal, subject to the approval of the CSE, shall have been reconstituted, and the officers shall have been appointed;

(b) no Material Adverse Change with respect to Tidal shall have occurred between the date hereof and the Effective Date and the CEO of Tidal or another officer satisfactory to MichiCann shall deliver a certificate addressed to MichiCann certifying the foregoing immediately prior to the Effective Time;

(c) Tidal shall have complied and performed, in all material respects, all of its covenants and other obligations under the Business Combination Agreement which have not been waived by MichiCann, and all representations and warranties of Tidal contained in the Business Combination Agreement shall have been true and correct in all material respects as of the date of the Business Combination Agreement and shall remain true and correct in all material respects thereafter (provided, however, that if the breaching Party has been given written notice by the other Party specifying in reasonable detail any such misrepresentation, breach or non-performance, the breaching Party shall have had three days to cure such misrepresentation, breach or non-performance), and the CEO of Tidal or another officer satisfactory to MichiCann shall deliver a certificate addressed to MichiCann certifying the foregoing immediately prior to the Effective Time;

(d) the Tidal board of directors, the Subco board of directors and the Tidal Shareholders as necessary, shall have adopted all necessary resolutions and all other necessary corporate actions shall have been taken by Tidal to permit the consummation of the Business Combination and the transactions contemplated therewith; and

(e) MichiCann shall have received all of the Tidal Escrow Agreements and all covenants under the Tidal Escrow Agreements to be performed on or before the Effective Time which have not been waived by MichiCann shall have been duly performed by the counterparties thereto in all material respects.

If any of the above conditions shall not have been complied with or waived by MichiCann on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then, subject to the cure provision provided for in section (c), MichiCann may terminate the Business Combination Agreement in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of the Business Combination Agreement by MichiCann. In the event that the failure to satisfy any one or more of the above conditions precedent results from a material default by MichiCann of its obligations under the Business Combination Agreement and if such condition(s) precedent would have been satisfied but for such default, MichiCann shall not rely on such failure (to satisfy one or more of the above conditions) as a basis for its own noncompliance with its obligations under the Business Combination Agreement.

Additional Conditions Precedent to the Obligations of Tidal

(a) no Material Adverse Change with respect to MichiCann taken as a whole shall have occurred between the date hereof and the Effective Date and the President of MichiCann or another officer satisfactory to Tidal shall deliver a certificate addressed to Tidal certifying the foregoing immediately prior to the Effective Time;

(b) MichiCann shall have complied and performed, in all material respects, all of its covenants or other obligations under this Agreement which have not been waived by Tidal, and all representations and warranties of MichiCann contained in the Business Combination Agreement shall have been true and correct in all material respects as of the date of the Business Combination

Agreement and shall remain true and correct in all material respects thereafter (provided, however, that if the breaching Party has been given written notice by the other Party specifying in reasonable detail any such misrepresentation, breach or nonperformance, the breaching Party shall have had three days to cure such misrepresentation, breach or nonperformance), and the President of MichiCann or another officer satisfactory to Tidal shall deliver a certificate addressed to Tidal certifying the foregoing immediately prior to the Effective Time;

(c) the MichiCann board of directors and the MichiCann Shareholders shall have adopted all necessary resolutions and all other necessary corporate actions shall have been taken by MichiCann to permit the consummation of the Amalgamation, the Business Combination and the transactions contemplated by the Documents;

(d) Tidal shall have received all of the MichiCann Escrow Agreements and all covenants under the MichiCann Escrow Agreements to be performed on or before the Effective Time which have not been waived by Tidal shall have been duly performed by the counterparties thereto in all material respects; and

(e) the number of Dissenting MichiCann Shares, for which dissent rights have not been withdrawn, at the time of the MichiCann Meeting shall not exceed 5% of the number of issued and outstanding MichiCann Shares.

If any of the above conditions shall not have been complied with or waived by Tidal on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then, subject to the cure provision provided for in section (b), Tidal may terminate this Agreement in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of the Business Combination Agreement by Tidal or Subco. In the event that the failure to satisfy any one or more of the above conditions precedent results from a material default by Tidal or Subco of its obligations under the Business Combination Agreement and if such condition(s) precedent would have been satisfied but for such default, neither Party shall rely on such failure (to satisfy one or more of the above conditions) as a basis for its own noncompliance with its obligations under the Business Combination Agreement.

Management of Tidal and MichiCann believes that all material consents, rulings, approvals and assurances required for the completion of the Transaction will be obtained prior to the closing sate in the normal course upon application. There can be no assurance, however, that all of the conditions to the Transaction will be fulfilled prior to the anticipated closing date. The fulfilment of certain conditions may be waived by the parties to the Business Combination Agreement.

2.5Non-Corporate Issuers or Issuers Outside of Canada

Not Applicable.

3.GENERAL DEVELOPMENT OF THE BUSINESS

3.1General Development of the Issuer’s Business

Between 1985 and 2000, the Issuer was involved in mineral exploration and was listed initially on the Vancouver Stock Exchange (as it was then known) and subsequently on the TSX Venture

Exchange (the “TSX”). On September 4, 2001, the Issuer’s Shares were delisted from the TSX for failure to meet the continued listing requirements of the TSX. Cease Trade Orders (“CTO’s”) were imposed on the Issuer by the Ontario Securities Commission and British Columbia Securities Commissions (the “Commissions”) on January 11, 2002 and January 3, 2002, respectively. Between April 2001 and July 2010, the Issuer was inactive and did not carry on any business. On October 11, 2011, the Issuer changed its name to the Tulloch Resources Ltd.

On January 16, 2012, pursuant to Section 171 of the British Columbia Securities Act and Section 144 of the Ontario Securities Act, the Commissions issued revocation orders in respect to the prior CTO’s issued against the Issuer. As part of the revocation, the Issuer undertook not to complete a transaction that would result in a Reverse Takeover while the Issuer is not listed on a “recognized stock exchange” unless prior to closing of such transaction, the Issuer provides the British Columbia Securities Commission with 10 business days’ notice of the transaction.

Between 2012 and 2016, the Issuer undertook three (3) equity financings, raising an aggregate of $125,000, through private placements of its common shares to cover expenses involved in the restoration of the Issuer, ongoing costs, and expenses involved in searching for an appropriate project. From 2014 to 2017, the Issuer identified and reviewed a number of opportunities but did not proceed with any project.

In July 2017, the Issuer changed its business to become an Investment Company with a focus on the U.S. legal cannabis industry.  In order to make this change the Issuer:

1.retained new management with a track record in the U.S. legal cannabis industry and of acquiring and divesting in arm’s-length enterprises;

2.changed its name from Tulloch Resources Ltd. to Tidal Royalty Corp;

3.consolidated its common shares on a three (3) old for one (1) new basis;

4.considered and created a clearly defined investment policy; and

5.received shareholders’ approval to the change of the Issuer’s business from mineral exploration to that of an Investment Company.

Prior Financings

On January 30, 2015, the Issuer issued 1,400,000 common shares in connection with a non-brokered financing at a price of $0.05 per common share for aggregate proceeds of $70,000.

On December 29, 2015, the Issuer issued 550,000 common shares in connection with a non-brokered financing at a price of $0.10 per common share for aggregate proceeds of $55,000.

On February 8, 2018, March 1, 2018 and April 30, 2018, the Issuer issued 59,370,000, 57,120,000 and 10,090,000 Special Warrants respectively, in connection with a non-brokered financing at a price of $0.05 per Special Warrant for aggregate proceeds of $6,329,000. The Special Warrants converted to Units four months from the date of issue.

On May 15, 2018, the Issuer issued 40,000,000 Preferred Share units in connection with a non-brokered offering at a price of $0.05 per Preferred Share unit for aggregate gross proceeds of $2,000,000.

On June 12, 2018, the Issuer issued 91,387,756 common shares in connection with a non-brokered private placement at a price of $0.33 per common share for aggregate gross proceeds of $30,157,960.

Investment Portfolio

On August 31, 2018, the Issuer executed a definitive agreement with VLF Holdings LLC, an Oregon limited liability company d/b/a Diem Cannabis (“Diem”) to finance the expansion of TDMA LLC, a Massachusetts subsidiary of Diem (“TDMA”) into Massachusetts. Diem is an experienced licensed operator in the highly-competitive Oregon market. Pursuant to the agreement, the Issuer will provide Diem Cannabis with up to US$12.5 million over three years to develop and operate a large-scale cultivation and processing facility (the “Site”) and up to four dispensaries (the “Dispensaries”) in Massachusetts (the “Diem Financing”). The Diem Financing will be in the form of (i) promissory notes advanced at various stages of development of operations in the state; and (ii) the purchase price for real property acquisitions with respect to Sites and Dispensaries. Wholly owned subsidiaries of Tidal, RLTY Development Springfield LLC and RLTY Development Orange LLC have acquired title to the real property purchased in respect of the Site and Dispensary acquisitions and will enter into leases with TDMA (or its nominee) with respect to their operation.

On November 15, 2018, the Issuer announced it had purchased $3 million of units (the “FLRish Units”) of FLRish, Inc., the parent company of Harborside (“Harborside”) and entered into a non-binding memorandum of understanding (“MOU”) with Harborside to provide royalty financing to prospective “Harborside” brand dispensary operators. There has been no progress on the MOU as of the date of this listing statement.  Each FLRish Unit is comprised of (A) one 12% unsecured convertible debenture, convertible into common shares of Harborside (i) at the option of the holder at any time prior to the last business day immediately preceding the third anniversary date of the closing; and (ii) automatically upon a Harborside going-public transaction, at a conversion price equal to the lower of (i) $6.90; and (ii) a 10% discount to the price of the common shares of Harborside as part of a qualifying transaction; and (B) 87 common share purchase warrants exercisable for a period of two years following the closing into common shares of Harborside at an exercise price of $8.60 (subject to acceleration in the event of a going public transaction). Pursuant to the terms of the MOU, the Issuer has agreed to provide up to US$10 million in royalty financing to prospective dispensary operators licensing the “Harborside” brand. Each potential dispensary financing transaction will be assessed by the Issuer on a case-by-case basis and will be subject to the satisfactory completion of due diligence by the Issuer and the consummation of definitive documentation with the prospective dispensary operator.

In June 2019, Harborside Inc. (formerly Lineage Grow Company Ltd.) completed its previously announced reverse takeover of FLRish Inc. (doing business as Harborside), pursuant to the terms of a merger agreement dated Feb. 8, 2019, as amended on April 17, 2019, among the company, FLRish and Lineage Merger Sub Inc., a wholly owned subsidiary of the company. The reverse takeover was completed by way of a three-cornered merger, whereby FLRish merged with Merger Sub to form a merged corporation and a wholly owned subsidiary of the company.

Immediately prior to the reverse takeover taking effect, the company: (i) consolidated its common shares on the basis of approximately 41.82 common shares into one new common share; (ii) changed its name to Harborside Inc.; (iii) reclassified the post-consolidation common shares as subordinate voting shares; and (iv) created a new class of multiple voting shares. On closing, the shareholders of FLRish received multiple voting shares, subordinate voting shares or a combination thereof for each share of FLRish outstanding immediately prior to completion of the reverse takeover.

On November 5, 2018, the Issuer entered into a binding letter of intent with Lighthouse Strategies LLC (“Lighthouse”) to make subscription, by way of private placement, for US $5,000,000 of Lighthouse’s Series A membership units.

Lighthouse is a finance, research & technology, and portfolio management company. It operates 11 companies and 150,000 square feet of real estate under management serving both traditional and regulated markets, including vertically integrated cannabis assets licensed in California and Nevada. Lighthouse is renowned for developing the world’s first non-alcoholic cannabis-infused craft beer and liquor brand. Cannabiniers, a Lighthouse company, debuted Two Roots Brewing Co. in Las Vegas, Nevada earlier this year.

On December 1, 2018 Lighthouse entered into a Financing Fee Agreement with RLTY Beverage 1 LLC (the “Financing Fee Agreement”).  Pursuant to the Financing Fee Agreement, Tidal is entitled to 1% of net sales of certain of Lighthouse’s beverage lines, including Cannabiniers, Two Roots Brewing Co and Creative Waters Beverage Company.  Financing fees will accumulate at 1% of net sales until December 1, 2019, at which point Tidal may choose to receive such fees in cash or Series A membership units of Lighthouse at US $2.11 per unit.  Thereafter, financing fees are payable quarterly in cash.  The terms of the Financing Fee Agreement are between four and six years, depending on certain milestones and includes acceleration provisions in certain events (including a substantial asset divestiture, change of control, or initial public offering).

On February 25, 2019, Tidal advanced $15,000,000 to MichiCann pursuant to a senior secured convertible debenture which was amended on August 28, 2019 pursuant to a first amending agreement (the “First Amending Agreement”), September 11, 2019 pursuant to a second amending agreement (the “Second Amending Agreement”) and March 12, 2020 pursuant to a third amending agreement (the “Third Amending Agreement”) (together, the “MichiCann Debenture”). The MichiCann Debenture is non-interest bearing, other than in the event of default by MichiCann and matures on April 30, 2020 (the “Maturity Date”). The MichiCann Debenture is secured by way of a security interest against the personal property of MichiCann which security interest is subordinated to the security interest held by Bridging Finance Inc. (“Bridging”). If the Proposed Transaction is not completed by the Maturity Date or MichiCann fails to comply with the terms of the MichiCann Debenture and MichiCann pursues an alternative go public transaction or a change of control transaction (an “Alternate Liquidity Transaction”), the Company may elect to convert, in whole or in part, the outstanding amount of the MichiCann Debenture into common shares of MichiCann at a price per MichiCann share that is the lesser if i) $2.50 per MichiCann Share and (ii) a 20% discount to the issue or effective price per Michicann Share under the Alternate Liquidity Transaction. If the Proposed Transaction is not complete by April 30, 2020, MichiCann may elect to prepay the outstanding amount under the MichiCann Debenture, with a prepayment penalty of 10%. On August 28, 2019, the Issuer advanced MichiCann an additional US $2,000,000 pursuant to the First Amending Agreement and on March 12, 2020, an additional US $500,000 pursuant to the Third Amending Agreement to fund MichiCann working capital.

The Tidal Debenture is secured against the assets of MichiCann pursuant to a general security and pledge agreement dated February 25, 2019 (the “GSA and Pledge Agreement”) which security interests have been subordinated behind the security interest held by Bridging.

On May 8, 2019, the Issuer entered into the Business Combination Agreement with Tidal Subco and MichiCann (as amended June 28, 2019 and July 30, 2019).

On March 12, 2020, the Issuer entered in the Amended and Restated Business Combination Agreement with Tidal Subco and Michicann and entered into a third amending agreement with MichiCann to, among other things, extend the maturity date of the Debenture to April 30, 2020.

On April 24, 2020, the Issuer closed the Amended and Restated Business Combination Agreement with Tidal Subco and Michicann, consolidated its common shares of a 16:1 basis and changed its name to Red White & Bloom Brands Inc.

3.2  General Development of MichiCann’s Business

MichiCann, operating as Red White & Bloom, is an investment company with a focus on the US cannabis industry. MichiCann’s current investments are the PharmaCo Debenture and its rights under the PharmaCo Put/Call Option Agreement.

On January 4, 2019, MichiCann entered into the Put-Call Option Agreement with the shareholders of PharmaCo, which if exercised and subject to regulatory approval, would result in MichiCann acquiring all the issued and outstanding shares of PharmaCo. (See General Development of MichiCann’s Business – Agreements with PharmaCo).

PharmaCo has been granted a Step 1 prequalification by the Medical Marijuana Licensing Board of the State of Michigan and has been awarded multiple municipal and state approvals for grower permits (cultivation), manufacturing (including extraction and derivative manufacturing) and provisioning centers (dispensaries).  Current approvals allow for stacking of Michigan “C Licenses” providing the PharmaCo with a unique opportunity to establish itself as one of the largest licensed producer of cannabis in Michigan state.

On January 10, 2020, MichiCann closed the asset acquisition of Mid-American Growers, Inc.

On January 10, 2020, MichiCann’s wholly-owned subsidiary, RWB Illinois acquired 142 acres of land located at 14240 Greenhouse Avenue, Granville, Illinois. (For a more detailed description of these agreements, see General Development of MichiCann’s Business – Agreements with MAG).

Prior Financings

Since MichiCann’s incorporation on December 5, 2017, MichiCann has completed the following financings:

On April 3, 2018, MichiCann issued an aggregate of $1,012,000 principal amount of unsecured convertible debentures (the “Unsecured Debentures”) convertible into MichiCann Shares at a price of $0.50 per MichiCann Share. All Unsecured Debentures converted into an aggregate of $2,024,000 MichiCann Shares on November 21, 2018.

On December 18, 2018, MichiCann issued 30,068,182 MichiCann Shares pursuant to a non-brokered financing (first tranche) at a price of $1.00 per MichiCann Share for aggregate proceeds of $30,068,182.

On February 22, 2019, MichiCann issued 4,500,000 MichiCann Shares pursuant to a non-brokered financing (second tranche) at a price of $1.00 per MichiCann Share for aggregate proceeds of $4,500,000.

On February 22, 2019, MichiCann issued 2,240,000 MichiCann Shares pursuant to a non-brokered financing at a price of $2.50 per MichiCann Share for aggregate proceeds of  $5,600,000.

On February 25, 2019, MichiCann issued the $15,000,000 MichiCann Debenture which was increased by an additional US $2,000,000 on August 28, 2019 pursuant to the First Amending Agreement.

On September 30, 2019, MichiCann issued 1,168,100 MichiCann Shares pursuant to a non-brokered financing (first tranche) at a price of $5.00 per MichiCann Share for aggregate proceeds of $5,840,500.

On October 9, 2019, MichiCann issued 840,000 MichiCann Shares pursuant to a non-brokered financing (second tranche) at a price of $5.00 per MichiCann Share for aggregate proceeds of $4,200,000.

On October 23, 2019, MichiCann issued 1,200,000 MichiCann Shares pursuant to a non-brokered financing (third tranche) at a price of $5.00 per MichiCann Share for aggregate proceeds of $6,000,000.

On December 18, 2019, MichiCann issued 27,000 MichiCann Shares pursuant to a non-brokered financing (second tranche) at a price of $5.00 per MichiCann Share for aggregate proceeds of $135,000.

On June 4, 2019, Bridging entered into a credit agreement (the “Credit Agreement”) with MichiCann and PharmaCo (collectively, the “Borrowers”) pursuant to which Bridging established a non-revolving credit facility (the “Facility”) for the Borrowers in a maximum principal amount of CAD $36,374,400 (the “Facility Limit”). The purpose of the Facility is so that the PharmaCo can purchase certain real estate and business assets in the state of Michigan, to make additional permitted acquisitions and for general corporate and operating purposes.

The obligations under the Facility are due and payable on the earlier of:

(a) the termination date (being January 4, 2020); and

(b) the acceleration date (being the earlier of the date of an insolvency event or that a demand notice is delivered pursuant to the terms of the Credit Agreement).

In respect of the advance made by Bridging to the Borrowers under the Facility, the Borrowers agreed to pay Bridging:

Interest at the prime rate plus 10.55% per annum calculated and compounded monthly, payable monthly in arrears on the last day of each month; and

A work fee equal to CAD $909,360 (the “Work Fee”) was paid to Bridging.

The obligations under the Facility are secured by general security agreements on each Borrower, mortgages on certain owned real property of PharmaCo among other security obligations.

As the funds under the Facility (net of the Work Fee, commissions and other transaction expenses of Bridging) were advanced by Bridging directly to MichiCann, MichiCann in turn advanced the funds (net of MichiCann’s transaction expenses) to PharmaCo pursuant to a Promissory Note (the “Promissory Note”) issued by PharmaCo to MichiCann in the principal amount of CAD.

$30,648,516.53 (the “Principal”). The Principal was due and payable in full on January 2, 2020 (the “Maturity Date”). PharmaCo may prepay the Principal in full in whole prior to the Maturity Date. Any amounts payable by PharmaCo or MichiCann to Bridging under the Facility will reduce the amount of PharmaCo’s obligations to MichiCann on a dollar for dollar basis under the Promissory Note.

On January 10, 2020, the Facility was amended (the “Amended Facility”) pursuant to an amended and restated credit agreement between Bridging, MichiCann (as guarantor) and PharmaCo, RWB Illinois and MAG (as borrowers) (the “Amended Credit Agreement”).

The Amended Facility increased the Facility Limit to US $49,750,000 in the aggregate of which US $27,000,000 was to refinance the existing Facility and US $22,750,000 was used to complete the MAG Acquisition and for general corporate and operating purposes.

The obligations under the Facility are due and payable on the earlier of:

(a) the termination date (being July 10, 2021 subject to the right of the Borrowers to extend the termination date by paying a 1% fee for two additional six-month periods for a total of 30 months); and

(b) the acceleration date (being the earlier of the date of an insolvency event or that a demand notice is delivered pursuant to the terms of the Amended Credit Agreement).

In respect of the advance made by Bridging to the Borrowers under the Facility, the Borrowers agreed to pay Bridging:

Interest at the prime rate plus 12% per annum calculated and compounded monthly, payable monthly in arrears on the last day of each month; and

PharmaCo

PharmaCo was incorporated under the laws of the State of Michigan on March 11, 2016. PharmaCo has been granted a Step 1 prequalification by the Medical Marihuana Licensing Board of the State of Michigan on October 18, 2019, File No. ERGA-18-000091.  See “4.1 – Narrative Description of Business” for a discussion of PharmaCo’s assets.

Agreements with PharmaCo

On January 4, 2019, MichiCann entered into a debenture purchase agreement (the “Debenture Purchase Agreement”) with PharmaCo pursuant to which MichiCann agreed to purchase an up to US $114,734,209 8% senior secured convertible debenture of PharmaCo (the “PharmaCo Debenture”). The PharmaCo Debenture has a maturity date of January 4, 2023 unless the PharmaCo Debenture becomes earlier due.

The principal amount of PharmaCo Debenture outstanding is convertible at any time on the earlier of the business day immediately preceding: (i) the Maturity Date; and (ii) the date that is 30 days after the holder received LARA’s written approval of the Holder Application. In such circumstances, the principal amount of the PharmaCo Debenture is convertible into common shares of PharmaCo at a conversion price equal to the then outstanding balance of the PharmaCo Debenture divided by the total number of PharmaCo Shares then outstanding.

Notwithstanding the foregoing, the conversion of the PharmaCo Debenture is subject to PharmaCo and MichiCann having obtained all required permits from governmental authorities in connection with MichiCann’s ownership of PharmaCo Shares, including, without limitation, all required cannabis licenses or related permits issued by LARA (but excluding any permit or other requirement which arises or may arise under any Excluded Law).

The PharmaCo Debenture is secured against the assets of PharmaCo pursuant to security agreement dated as of January 4, 2019.

On January 4, 2019, MichiCann advanced USD$21,320,758.20 as a first tranche under the PharmaCo Debenture, (which, included prior advances of USD $4,269,521.00 made by MichiCann to PharmaCo pursuant to various non-interest bearing promissory notes).

On January 4, 2019, MichiCann entered into a put/call option agreement (the “Put/Call Option Agreement”) with PharmaCo and its shareholders (“PharmaCo Shareholders”) pursuant to which the PharmaCo Shareholders granted MichiCann the call right to acquire 100% of the issued and outstanding shares of PharmaCo from the PharmaCo Shareholders, and MichiCann granted all of the PharmaCo Shareholders the put right to sell 100% of the issued and outstanding shares of PharmaCo to MichiCann, in exchange for the issuance of 37,000,000 MichiCann Shares in the aggregate (subject to standard anti-dilution protections) subject to all state and local regulatory approvals including the approval of the Medical Marihuana Licensing Board and/or the Bureau of Medical Marihuana Regulation (“BMMR”) within the Department of Licensing and Regulatory Affairs (“LARA”) in the State of Michigan. Each PharmaCo Shareholder shall have the right, but not the obligation, as its sole direction, to sell to PharmaCo all, but not less than all, of the PharmaCo Shares held by it (the “Put Right”).  The Put Right shall be exercised by a PharmaCo Shareholders by the delivery of a written notice to MichiCann.

On February 22, 2019, MichiCann advanced USD $6,046,863.19 as a second tranche under the PharmaCo Debenture.

On March 1, 2019, MichiCann advanced USD $11,327,594.02 as a third tranche under the PharmaCo Debenture.

On October 10, 2019, MichiCann advanced USD $2,100,000 as a fourth tranche under the PharmaCo Debenture.

On December 9, 2019, MichiCann advanced USD $925,000 as a fifth tranche under the PharmaCo Debenture.

On January 22, 2020, MichiCann advanced USD $1,500,000 as a sixth tranche under the PharmaCo Debenture.

Other Investments

MAG

On January 10, 2020, Mid-American Growers, Inc. completed its merger with MichiCann’s wholly-owned subsidiary, RWB Acquisition Sub, Inc., to form MAG. MAG is a facility, recently licensed for Hemp production, consist of a 3.6 million square foot modernized greenhouse with tens of thousands of square feet in ancillary structures to support future hemp CBD production in the State of Illinois.

Agreements with MAG

On October 9, 2019, MichiCann entered into an agreement and plan of merger (the “MAG Merger Agreement”) with Mid-American Growers, Inc., RWB  Acquisition Sub, Inc. and Arthur VanWingerden and Ken VanWingerden (collectively, the “MAG Sellers”) pursuant to which MichiCann will acquire all the issued and outstanding shares of Mid-American Growers, Inc. This Merger Agreement was amended on November 1, 2019 and January 9, 2020. MAG owned 124 acres of real property commonly known as 14240 Greenhouse Avenue, Granville Illinois (the “MAG Owned Property”).

Concurrent with the closing of the MAG Acquisition, MichiCann’s wholly owned subsidiary, RWB Illinois acquired additional 106 acres of land located at 14240 Greenhouse Avenue, Granville, Illinois for US$2,000,000 pursuant to a real estate purchase agreement made and entered into as of January 10, 2020 between RWB Illinois, VW Properties LLC, as seller, and each of the MAG Sellers (the “Real Estate Purchase Agreement”).

Pursuant to the MAG Merger Agreement, on closing of the MAG Acquisition, MichiCann paid to the MAG Sellers US $7,100,000 in cash and issued to the Sellers a non-transferable, fully paid right to receive in the aggregate 17,133,597 Resulting Issuer Shares and 17,133,597 Resulting Issuer Series 2 Preferred Shares.

3.3     Trends, Commitments, Events or Uncertainties

In accordance with the Canadian Securities Administrators’ Staff Notice 51-352, below is a table of concordance that is intended to assist readers in identifying those parts of this Listing Statement that address the disclosure expectations outlined in Staff Notice 51-352.

Industry Involvement	Specific Disclosure Necessary to Fairly Present all Material Facts, Risks and Uncertainties	Listing Statement Cross Reference
All Issuers with U.S. Marijuana-Related Activities

Describe the nature of the issuer’s involvement in the U.S. marijuana industry and include the disclosures indicated for at least one of the direct, indirect and ancillary industry involvement types noted in this table.

See “4.2 – Market Information, Trends, Commitments, Events and Uncertainties”
	Prominently state that marijuana is illegal under U.S. federal law and that enforcement of relevant laws is a significant risk.	See “4.2 – Market Information, Trends, Commitments, Events and Uncertainties”

Discuss any statements and other available guidance made by federal authorities or prosecutors regarding the risk of enforcement action in any jurisdiction where the issuer conducts U.S. marijuana-related activities.

See “4.2 – Market Information, Trends, Commitments, Events and Uncertainties”

Outline related risks including, among others, the risk that third-party service providers could suspend or withdraw services and the risk that regulatory bodies could impose certain restrictions on the issuer’s ability to operate in the U.S.

See “4.2 – Market Information, Trends, Commitments, Events and Uncertainties” Section 17 – Risk Factors – U.S. state regulatory uncertainty

Given the illegality of marijuana under U.S. federal law, discuss the issuer’s ability to access both public and private capital and indicate what financing options are/are not available in order to support continuing operations.

See “4.1 – Narrative Description of Business”
	Quantify the issuer’s balance sheet and operating statement exposure to U.S. marijuana-related activities.	See Financial Statements of Tidal Royalty Corp.

Disclose if legal advice has not been obtained, either in the form of a legal opinion or otherwise, regarding (a) compliance with applicable state regulatory frameworks and (b) potential exposure and implications arising from U.S. federal law.

Legal advice has been obtained.
U.S. Marijuana Issuers with direct involvement in cultivation or distribution

Outline the regulations for U.S. states in which the issuer operates and confirm how the issuer complies with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state.

See “4.2 – Market Information, Trends, Commitments, Events and Uncertainties” Section 17 – Risk Factors – U.S. state regulatory uncertainty

Discuss the issuer’s program for monitoring compliance with U.S. state law on an ongoing basis, outline internal compliance procedures and provide a positive statement indicating that the issuer is in compliance with U.S. state law and the related licensing framework. Promptly disclose any non-compliance, citations or notices of violation which may have an impact on the issuer’s licence, business activities or operations.

See “4.2 – Market Information, Trends, Commitments, Events and Uncertainties” Section 17 – Risk Factors – U.S. state regulatory uncertainty

U.S. Marijuana Issuers with indirect involvement in cultivation or distribution	Outline the regulations for U.S. states in which the issuer’s investee(s) operate.

While the Company currently only has ancillary involvement in the U.S. cannabis industry through its financing commitments to Diem, the Company anticipates entering into additional arrangements, which may include non-controlling investments in an entity directly involved in the U.S. marijuana industry, and the Company will evaluate, monitor and reassess the following disclosure, and any related risks, on an ongoing basis. The Company’s disclosure regarding its marijuana-related activities will be supplemented, amended and communicated to investors in public filings, including in the event of a change in the type of industry involvement of the Company, government policy changes or the introduction of new or amended guidance, laws or regulations regarding marijuana regulation..

Provide reasonable assurance, through either positive or negative statements, that the investee’s business is in compliance with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state. Promptly disclose any non-compliance, citations or notices of violation, of which the issuer is aware, that may have an impact on the investee’s licence, business activities or operations.

Although the Company’s activities, and the Company believes the activities of the companies it finances, are compliant with applicable U.S. state and local law, strict compliance with state and local laws with respect to cannabis would neither absolve the Company or the entities the Company finances of liability under U.S. federal law, nor provide a defense to any federal proceeding which may be brought against the Company

U.S. Marijuana Issuers with material ancillary involvement

Provide reasonable assurance, through either positive or negative statements, that the applicable customer’s or investee’s business is in compliance with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state.

Section 17 – Risk Factors – U.S. state regulatory uncertainty

See “4.2 – Market Information, Trends, Commitments, Events and Uncertainties”.

4.NARRATIVE DESCRIPTION OF THE BUSINESS

4.1Narrative Description of the Business

Tidal Royalty Corp

General

Issuer is a publicly traded company with a focus on investing and financing in businesses that pertain in any way to cannabis which are carried out in compliance with applicable U.S. state laws (“legal cannabis industry”). The Issuer anticipates entering into financing arrangements involving royalties, debt and other forms of investments / acquisitions in private and public companies in the US legal cannabis industry.

The Issuer’s business objective is to provide capital solutions to companies in the legal cannabis industry with large-scale potential and a highly-skilled and experienced management team across multiple industry verticals, including cultivation, processing and distribution. The Issuer is actively pursuing opportunities to provide expansion capital to licensed, qualified operators across multiple industry verticals including cultivation, processing and distribution.

Composition of Investment Portfolio

The nature and timing of the Issuer’s investments will depend, in part, on available capital at any particular time and the investment opportunities identified and available to the Issuer. The Issuer expects its investment activities will be primarily focused on enterprises located in the United States, although investments may extend globally (including the purchase of securities listed on foreign stock exchanges). The Issuer expects to invest solely in cannabis sector. The Issuer believes that any risk of limited diversification may be mitigated by closely monitoring its investments. The actual composition of the Issuer’s investment portfolio will vary over time depending on its assessment of a number of factors, including the performance of U.S. cannabis markets and credit risk.

Investment Objectives

The principal investment objectives of the Issuer are as follows:

•to seek high return investment opportunities by providing project-specific financing to public and private companies through a range of investment instruments;

•to identify early stage opportunities with attractive risk/reward ratios;

•to preserve its capital and limit the downside risk of its capital;

•to achieve a reasonable rate of capital appreciation;

•to minimize the risk associated with investments by obtaining appropriate security, where possible; and

•to generate predictable cash-flow.

The Issuer’s investment objectives, investment strategy and investment restrictions may be amended from time to time on the recommendation of senior management and approval by the board of directors of the Issuer. The Issuer does not anticipate the declaration of dividends to shareholders at this time and plans to re-invest the profits of its investments to further the growth and development of the Issuer’s investment portfolio.

Investment Strategy

To achieve the objectives as stated above, while mitigating risk, the Issuer, when appropriate, shall employ the following disciplines:

•The Issuer will obtain detailed knowledge of the relevant business in which the investment will be made, as well as the target company (“Investee”).

•The Issuer will seek to retain management or consultants having specific industry expertise within the industry or sector in which an investment is contemplated or has been made.

•The Issuer will work closely with the Investee’s management and board, and in some cases, assist in sourcing experienced and qualified persons to add to the board and/or management of the Investee.  In certain circumstances, a representative of the Issuer may be appointed to an Investee’s board of directors.

Investments may include:

oequity, bridge loans, secured loans, unsecured loans, convertible debentures, warrants and options, royalties, streaming investments, net profit interests and other hybrid instruments;

oacquisitions, partnership interests, or joint venture interests with Investees;

oacquisition of a business or its assets, directly or via a wholly owned subsidiary, and subsequent managing or assisting in developing the underlying business;

ocapital investment in private companies, and assistance in moving them to an acquisition or merger transaction with a larger company or to the public stage through initial public offering, reverse takeover or other liquidity event;

oearly stage equity investments in public companies believed to have favourable management and business; and

owhere appropriate, acting as a third-party advisor for opportunities in target or other companies, in exchange for a fee.

•The Issuer will have flexibility on the return sought, while seeking to recapture its capital within a reasonable period following the initial investment(s).

•The Issuer will seek to maintain the ability to actively review and monitor all of its investments on an ongoing basis.  Investees will be required to provide continuous disclosure of operations and financial status. From time to time, the Issuer may insist on board or management representation on Investees.

•The Issuer will continually seek liquidity opportunities for its investments, with a view to optimizing the return on its investment; recognizing that no two investments will be alike in terms of the duration held or the best means of exiting an investment.

•The Issuer may acquire interests in Investees within the framework of the above guidelines, which from time to time may result in the Issuer holding a control or complete ownership position in an Investee.

•The Issuer may utilize the services of both independent organizations and securities dealers to gain additional information on target investments where appropriate.

Notwithstanding the foregoing, from time to time, the board of directors may authorize such investments outside of these disciplines as it sees fit for the benefit of the Issuer and its shareholders.

Portfolio

The Issuer’s current portfolio companies are Diem Cannabis, Harborside and Lighthouse, the financing transactions in respect of each are described further below.

Diem Cannabis

On August 31, 2018, the Issuer entered into a definitive agreement (the “Closing”) with VLF Holdings LLC, an Oregon limited liability company d/b/a Diem Cannabis (“Diem”) to finance the expansion of TDMA LLC, a Massachusetts subsidiary of Diem (“TDMA”) into Massachusetts. Diem is an experienced licensed operator in the highly-competitive Oregon market. Pursuant to the agreement, the Issuer will provide Diem Cannabis with up to US$12.5 million over three years to develop and operate a large-scale cultivation and processing facility (the “Site”) and up to four dispensaries (the “Dispensaries”) in Massachusetts (the “Diem Financing”). The Financing will be in the form of (i) promissory notes advanced at various stages of development of operations in the state; and (ii) the purchase price for real property acquisitions with respect to Sites and Dispensaries. Newly-formed subsidiaries of RLTY Development MA 1 LLC will acquire title to the real property purchased in respect of the Site and Dispensary acquisitions and will enter into leases (“Leases”) with TDMA (or its nominee) with respect to their operation.

The Leases will be “triple net” and will include payments of (i) annual base rent; (ii) percentage rent of net sales; and (iii) additional rent relating to the costs of property insurance, real estate taxes and any maintenance and repair. Where Diem proposes to enter into a third-party lease in respect of a dispensary (an “Operating Lease”) as opposed to the purchase of real property, Diem will enter into the operating lease directly with the third-party lessor and will grant to us a collateral assignment in such Operating Lease.

The stages of development of operations at which financing will be deployed are: (1) At the due diligence phase when Sites and Dispensaries are being identified, investigated and preliminary purchase and sale or lease agreements are being negotiated. Financing at this stage is expected to be used by Diem to fund day-to-day operations including salaries of its staff, rent, legal fees, etc. (2) At the purchase and sale or lease phase when definitive purchase and sale or lease agreements are entered into. In the case of properties to be purchased, financing will be used by the applicable Issuer subsidiary to purchase the property, make property insurance payments, pay legal fees, etc. In the case of properties to be leased, financing is expected to be used by Diem to make lease payments, any applicable deposits, insurance payments, legal fees, etc. (3) At the construction phase when the Site and Dispensaries are retrofitted or constructed for their intended use. Financing at this stage is expected to be used by Diem to fund construction costs, lease or purchase equipment and chattels, and other expenditures required in order for the Site and Dispensaries to become operational.

Currently, a property in respect of a Dispensary has been acquired in Springfield, MA (title acquired by RLTY Development Springfield LLC) (the “Springfield Property”) and a property in respect of a Site has been acquired in Orange, MA (title acquired by RLTY Development Orange LLC) (the “Orange Property”).

The payment of rent pursuant to the Leases will only commence in respect of the Orange Property and each Dispensary once they are constructed, licenses for manufacturing/sales have been obtained and the locations are fully operational. Construction on the Springfield Property is expected to commence imminently and is estimated to last three-to-five months. Construction on the Orange Property is expected to commence imminently and is estimated to last 10-12 months. Applications to the appropriate regulatory authorities in respect of property-specific licenses are expected to commence late in 2019. As such, it is currently anticipated that the payment of rent pursuant to the Lease in respect of the Springfield Property will commence in the fourth quarter of 2019 and the payment of rent pursuant to the Lease in respect of the Orange Property to commence in the first quarter of 2020. However, construction projects may often involve unforeseen delays or uncover unexpected issues beyond the control of Issuer, and it is difficult to anticipate the length of time required to receive regulatory approval and for the required licenses to be issued. As such, there can be no assurance that the payment of rent pursuant to the Leases in respect of the Orange Property and the Springfield Property will commence on this anticipated timeline or at all. As the identification and negotiations for the purchase or lease of additional Dispensaries are ongoing, it is not yet known when such additional Leases will be entered into and the payment of rent will commence.

The Financing will be secured by (i) guarantees of the payment and performance of all obligations of TDMA by Diem and certain of its subsidiaries (the “Entity Guarantors”) and key individuals (the “Individual Guarantors”); (ii) liens over all of the assets of the Entity Guarantors; (iii) pledges by the Entity Guarantors and Individual Guarantors of all equity interests in Diem and/or its subsidiaries; and (iv) in the case of Operating Leases, collateral assignments in such Operating Leases.

During the period ended October 31, 2018, and pursuant to the Financing, the Issuer entered into a promissory note (“Promissory Note”) agreement with TDMA for $434,933 (USD$334,190) as a working capital advance for identification and negotiation of the purchase agreements for the Site and Dispensaries. The Promissory Note bears interest of 10% per annum and is due on February 28, 2021, unless earlier satisfied as described below.

Once the Site and Dispensaries are operational and the Leases have been entered into, the Promissory Note and all subsequently issued promissory notes (including interest accrued thereon) will be deemed satisfied in full. If the Site and Dispensaries are not operational within 2.5 years following the Closing, the Issuer will have the right to seek certain repayments, including repayment of the Promissory Note and all subsequently issued promissory notes.

On August 23, 2019, the Company entered into a Termination of Framework Agreement (the “Termination”) with Diem. Pursuant to the termination, the Company will convey titles of certain properties (Note 7) to TDMA in exchange of two promissory notes (the “Property Promissory

Note”) for US $372,500. The Framework Agreement Promissory Note bears interest of 10% per annum and is due on August 31, 2021.

On September 26, 2019, the Company entered into a definitive Membership Interest Purchase Agreement (the “MIPA”) with TDMA to acquire all of the issued and outstanding equity in TDMA Orange, LLC, a Diem Cannabis subsidiary. Pursuant to the terms of the MIPA, the Company obtains 100% interest in two cultivation licenses and a processing license in the county of Orange, in the Commonwealth of the State of Massachusetts.

As consideration, the Company will forgive the Framework Agreement Promissory Note and Property Promissory Note including accrued interest, cross collateralization and general security arrangement.

Lighthouse Strategies LLC

On January 9, 2019, the Issuer’s wholly-owned subsidiary, RLTY Beverage 1 LLC, closed its strategic private placement for $5-million (U.S.) of Series A membership units of Lighthouse Strategies LLC (“Lighthouse”) and the concurrent financing fee agreement.

Pursuant to the financing fee agreement, the Issuer is entitled to 1% of the net sales of certain of Lighthouse's beverage lines, including Cannabiniers, Two Roots Brewing Co. and Creative Waters Beverage Company. Financing fees will accrue until Dec. 1, 2019, at which point the Issuer may choose to receive such fees in cash or Series A membership units of Lighthouse.  Thereafter, financing fees are payable quarterly in cash. The term of the financing fee agreement is between four and six years, depending on the achievement of certain milestones and includes acceleration provisions in certain events (including a substantial asset divestiture, change of control or initial public offering).

Harborside Inc.

On November 15, 2018, the Issuer purchased $3 million of units (the “Units”) of FLRish, Inc., the parent company of Harborside (“Harborside”) and entered into a non-binding memorandum of understanding (“MOU”) with Harborside to provide royalty financing to prospective “Harborside” brand dispensary operators. Each Unit is comprised of (A) one 12% unsecured convertible debenture, convertible into common shares of Harborside (i) at the option of the holder at any time prior to the last business day immediately preceding the third anniversary date of the closing; and (ii) automatically upon a Harborside going-public transaction, at a conversion price equal to the lower of (i) $6.90; and (ii) a 10% discount to the price of the common shares of Harborside as part of a qualifying transaction; and (B) 87 common share purchase warrants exercisable for a period of two years following the closing into common shares of Harborside at an exercise price of $8.60 (subject to acceleration in the event of a going public transaction).

Pursuant to the terms of the MOU, the Issuer has agreed to provide up to US$10 million in royalty financing to prospective dispensary operators licensing the “Harborside” brand. Each potential dispensary financing transaction will be assessed by the Issuer on a case-by-case basis and will be subject to the satisfactory completion of due diligence by the Issuer and the consummation of definitive documentation with the prospective dispensary operator.

During the year ended July 31, 2019, Harborside completed a reverse-take over (“RTO”) of Lineage Grow Company. On June 10, 2019 Harborside commenced trading on the Canadian

Securities Exchange under the symbol “HBOR”. Following the completion of the RTO, the debentures and accrued interest were converted into 567,205 common shares with an estimated fair value of $ 3,573,392. The Company recognized a realized gain on change in fair value of investments in equity investments and convertible debentures of $865,790 for the year ended July 31, 2019.

MichiCann

MichiCann, operating as Red White & Bloom, is an investment company with a focus on the US cannabis industry. MichiCann’s current investments are the PharmaCo Debenture and its rights under the PharmaCo Put/Call Option Agreement.

On January 4, 2019, MichiCann entered into the Put-Call Option Agreement with the shareholders of PharmaCo, which if exercised and subject to regulatory approval, would result in MichiCann acquiring all the issued and outstanding shares of PharmaCo. (See General Development of MichiCann’s Business – Agreements with PharmaCo).

MichiCann holds an 8% senior secured convertible debenture (the “Debenture”) of its Michigan based investee (“PharmaCo”),  a  private  company  incorporated  under  the  laws  of  the  State  of Michigan.

On February 25, 2019, Tidal issued the $15,000,000 MichiCann Debenture. During the period ended October 31, 2019, the Issuer amended the MichiCann Debenture and advanced an additional US $2,000,000 to fund MichiCann working capital.

On January 10, 2020, MichiCann closed the acquisition of Mid-American Growers, Inc. pursuant to an Agreement and Plan of Merger dated October 9, 2019 as amended on November 1, 2019 and January 9, 2020 by way of a merger between MichiCann’s wholly-owned subsidiary, RWB Acquisition Sub, Inc., and Mid-American Growers Inc. under the laws of Delaware to form MAG.

On January 10, 2020, MichiCann’s wholly-owned subsidiary, RWB Illinois acquired 142 acres of land located at 14240 Greenhouse Avenue, Granville, Illinois. (For a more detailed description of these agreements, see General Development of MichiCann’s Business – Agreements with MAG).

About the Michigan Market:

The Cannabis market in Michigan (one of the 10 largest U.S. states by population) is in excess of US$1.36B and has the second highest medical cannabis patient population (highest % per capita in the U.S). Recreational approvals by referendum took place in the Nov. 2018 election, with availability expected in late 2020.

Licensing:

All non-licensed dispensaries under Michigan’s prior program have been ordered to cease operations in 2019. Michigan Medical LPs will have a two-year head start for recreational cannabis sales over new license applicants (who will likely not be able to apply until January 2022). This first mover advantage is unprecedented.

Prior to the current state licensing regime there were a number of licensed operators that relied on municipal approvals to provide cannabis to medical patients. They operated under an Emergency

Access to Medical Marijuana Act. The dispensaries were supplied by “Caregivers”. The Caregivers were licensed to grow a small number of plants and could process cannabis for sale to the medical patients through dispensaries, of note, there was no lab testing of product. This act was replaced with a State based licensing regime that required more stringent approvals and lab testing of product.

Under the new State based Medical Marijuana licensing there are currently 5 types of cannabis licenses issued for Medical Marijuana in the State of Michigan:

1)Grow/Cultivation (equivalent to a licensed producer in Canada),

a.There are three classes of licenses for growers which are:

i)Class A – growing of up to 500 plants;

ii)Class B - growing up to 1,000 plants; and

iii)Class C - growing up to 1,500 plants.  The purpose of the Class C grow licenses is to have a more efficient way for the state department of Licensing and Regulatory Affairs (LARA) to keep track of large grow operations in the state of Michigan. Large grow operators are allowed to apply and be issued multiple Class C licenses for a single location (i.e you could hold 10 Class C licenses and grow up to 15,000 plants)

2) Processing,

3)Provisioning Centers (dispensary equivalent) - which can include a delivery service license as well,

4) Transportation, and

5) Laboratory.

License holders of any of 1 through 3 above are not able to hold a license for transportation or laboratory testing.

In addition, previously operating dispensaries, that did not receive approval under the new guidelines, have been ordered to cease operations within 60 days of their being denied a State license or immediately if they have not applied; in essence requiring them to close in 2019. The Caregivers are allowed to continue until at least the end of 2019 to allow for continued supply of product but are required to pass lab testing of their product and must sell to a Licensed Grow and not directly to dispensaries.

The Recreational market was approved by referendum in November 2018 and brought into law in early 2019. It was decided by State legislators, and incorporated into law, that only existing Medical license holders under 1-5 listed above, will be allowed to apply for recreational licenses for a period of 24 months commencing on the date that recreational licenses are open for applicants.

PharmaCo has been granted a Step 1 prequalification by the Medical Marijuana Licensing Board of the State of Michigan and has been awarded multiple municipal and state approvals for grower permits (cultivation), manufacturing (including extraction and derivative manufacturing) and provisioning centers (dispensaries).  Current approvals allow for stacking of Michigan “C Licenses” providing the PharmaCo with a unique opportunity to establish itself as one of the largest licensed producer of cannabis in Michigan state.

PharmaCo:

The company employs an independent full team of experts in constructing and retrofitting of large-scale cannabis production facilities. Pharmaco’s management team shall utilize years of experience in cannabis standardization to establish themselves as the premier producer of quality cannabis strains.  Michicann does not have the power to direct the relevant activities of PharmaCo and does not have any involvement in the governance or overall management of its activities.

PharmaCo has been State pre-qualified for processing licenses and has completed State and City approvals for large scale processing operations. This will allow the company to produce various oils, edibles and other cannabis derivatives. The company intends on constructing multiple extraction and processing facilities for the production of cannabis derivative products in each state that it operates in.

PharmaCo has purchased an 85,000 square foot facility to serve as one of its first large scale indoor cultivation and manufacturing centers. Initial plans for this facility will include the ability to produce in excess of 10,000,000 grams of flower per year with first harvest, post retrofitting to a perpetual harvest facility, expected in Q4 2019, and will include state of the art extraction capabilities in the same facility. PharmaCo has also purchased two smaller vertically integrated grow and manufacturing operations as part of its dispensary acquisitions as well as outdoor grow capabilities.

In all, PharmaCo controls over 600,000 square feet of grow capacity and is looking to further expand that in calendar 2019.

PharmaCo, was pre-qualified for multiple provisioning center (dispensary) licenses and has acquired and/or executed agreements to acquire a number of additional locations. In all Pharmaco is operating 11 Provisioning Centers as of May 2019 and intends to have at least 25 operating prior to yearend 2019. MichiCann plans to expand into additional states with a focus on Florida (which allows for 30 dispensaries per license), California,Arizona, Pennsylvania, Nevada and Ohio.

With 11 existing stores and a minimum of 25 locations operating by Q4 of 2019, Red White & Bloom has established itself as the largest operator of dispensaries in Michigan

Plans are underway to roll out unified corporate branding to allow for even greater efficiency and scaling outside Michigan.

About the Illinois Hemp/CBD Market:

On January 10, 2020 MichiCann completed its acquisition of MAG by way of the merger of RWB Acquisition Sub, Inc. and Mid-American Growers, Inc. pursuant to which it acquired the largest premium Hemp greenhouse in the world for the purpose of entering the CBD market. The facility, recently licensed for Hemp production, consist of a 3.6 million square foot modernized greenhouse with tens of thousands of square feet in ancillary structures to support its hemp CBD production in the State of Illinois.

Industrial hemp production in Illinois was authorized in the Industrial Hemp Act [505 ILCS 89] effective August 26, 2018 and final regulations governing Industrial Hemp licensing in Illinois were adopted on April 29, 2019.    Applications for industrial hemp production licenses now being accepted and are processed on a first come, first-served basis.  A maximum number of licenses has not yet been set.  Industrial hemp is defined in Illinois as Cannabis sativa L. with a delta-9 THC concentration of not more than 0.3% on a dry weight basis.

In the United States, Congress and the President have signed the 2018 Farm Bill into law, which removes hemp from the Controlled Substances Act (CSA) and is now considered an agricultural product. As such, Interstate commerce is legal and being conducted and even shipment via the mail system is allowed. Additionally, banking institutions and the insurance industry can now support companies in the hemp industry.

With the US now taking a global leadership position in regulating hemp derived CBD, management believes that CBD will become increasingly accepted worldwide for uses that range from dietary aids to pet health and come in a variety of forms.

The Brightfield Group projects about 50M projected consumers in the U.S., with projected spending of $35 to $300 per month per customer. Overall, the Brightfield Group has forecasted a $50B US Market by 2029.

2018 Farm Bill

In December 2018, President Trump signed the 2018 Farm Bill, which contained certain provisions legalizing the production, extraction, interstate commerce of, etc. industrial hemp. Industrial hemp is defined as hemp which contains less than 0.3% tetrahydrocannabinol (“THC”), the cannabinoid most commonly associated with intoxication which is contained within cannabis and hemp plants, on a dry weight basis.

This bill legalizes U.S. hemp for production and sale across state lines for research and commercial uses for all hemp that meets all the following criteria:

• the hemp contains less than 0.3% THC;

• the producer of the hemp is licensed by the state where it was grown; and

• the state where it was grown has a hemp program approved by the USDA.

Each state is allowed to submit a hemp regulatory program for USDA approval. The USDA will be working on reviewing submitted programs and constructing a hemp regulatory program for all states with no submitted program. No programs are currently approved by the USDA. Once a program is approved, producers may apply for licenses under the program and sell hemp legally for all purposes after the license is obtained. Hemp is a genetically related plant to cannabis and has long been prohibited based at least in part on its similarity to cannabis, which tends to contain significantly higher amounts of THC than hemp. Hemp, unlike cannabis plants which tend to be richer in THC, is the most common source of cannabidiol (“CBD”). Research suggests that CBD is a non-psychoactive cannabinoid which may have several therapeutic effects. CBD is increasingly becoming popular as a wellness product, and its usage as an adjunct to THC is increasing as well. Management believes hemp legalization is positive for a number of reasons: (1) CBD source material will likely become cheaper, leading to lower cost basis in certain CBD infused products; and (2) hemp legalization suggests liberalizing legislator and executive attitudes towards cannabis.

Resulting Issuer

(i)Organization

The Resulting Issuer is an Investment Company active in the U.S. legal cannabis and hemp sector.

(ii)Business Objectives

It is anticipated that the Company will predominately focus its investments, with the strength of its world‐class team, on the major markets in the United States, including Michigan, Illinois, California, Massachusetts and Florida in respect to cannabis and the entire US for legal hemp CBD based products.

See item 4.1 above for a description of the Resulting Issuer’s business and objectives.

Short-term Objectives.

The principal milestones that must occur during the next 12-month period for the business objectives described above to be accomplished are:

•Complete the transaction to acquire and/or invest in the Illinois operations

•Complete a financing for the company

•Enter into an agreement for the acquisition/investment of a Florida license

•Close on a number of existing asset purchase agreements to further strengthen its leadership position on Michigan

•Launch a series of branded products based on proprietary genetics and/or formulations

Long-term Objectives.

RWB’s long term objectives are to continue to expand on its portfolio and extend additional financing in hopes of establishing significantly scaled operations in each state in the United States that it operates within. Establishing critical mass will allow the company to benefit from operational efficiencies only afforded to companies that are able to operate at scale.

RWB’s investments expect to utilize its initial established retail presence as well as its access to broader distribution channels to establish a number of consumer brands in the cannabis, derivative and CBD markets. The company’s experience in standardization of cannabis and derivatives provides a significant competitive advantage to allow for the company to ultimately serve a global market.

RWB through its subsidiaries and investments is targeting a national US expansion and is aiming to achieve a retail presence of 100+ locations by year end of 2020 and plans for a minimum of 6 million square feet of cultivation across the United States. Management believes that Red White & Bloom Brands Inc. has the potential to be the largest national player by revenue in the U.S.

Total Funds

Total Funds Available

The pro forma working capital position of the Resulting Issuer as at April 24, 2020, giving effect to the Transaction as if it had been completed on that date, was approximately $60,683,774.

As at January 31, 2020 (the end of the Issuer’s most recent interim period for which financial statements have been published), the Issuer had working capital of $17,394,782. The Resulting Issuer expects to have positive cash flow from the sale of certain investments or equity financing to fund its ongoing operations in its existing markets.

The consolidated pro forma balance sheet of the Resulting Issuer, which gives effect to the Transaction as if it had been completed on January 31, 2020, is attached hereto as Appendix “I”.

Purpose of Funds

The Resulting Issuer intends to spend its available funds on further investments into the US legal cannabis marketplace and for general corporate purposes. The estimated use of funds is set forth below.

Use of Available Funds	$
Working capital on hand as at April 24, 2020	60,683,774
Funds to complete investment/acquisition targets	22,103,000
Funds for capital expenditure advances to targets (dispensaries, manufacturing, branded products and hemp) General working capital	5,004,883 4,813,720 4,316,040
Unallocated working capital	16,237,643
Total use of available Funds	60,683,774

Notwithstanding the foregoing, there may be circumstances where, for sound business reasons, a reallocation of funds may be necessary for the Resulting Issuer to achieve its objectives. The Resulting Issuer may require additional funds in order to fulfill all of its expenditure requirements to meet its business objectives and may either issue additional securities or incur debt. There can be no assurance that additional funding required by the Resulting Issuer will be available, if required. However, it is anticipated that the available funds will be sufficient to satisfy the Resulting Issuer's objectives over the next 12 months.

4.2Market Information, Trends, Commitments, Events and Uncertainties

State Legislative Trends

While currently a controlled substance under the Federal CSA, cannabis is legalized and regulated by various states. As of the date of this listing statement, 30 states and Washington, DC have legalized medical cannabis. Nine states and Washington, DC have legalized adult recreational cannabis use. The trend across the United States has been to legalize cannabis for medicinal purposes in most cases, and recreational use in some cases.

During the November 8, 2016 election California, Maine, Massachusetts, and Nevada voted to legalize adult-use cannabis and Arkansas, Florida, Montana, and North Dakota voted to legalize medical cannabis. In June 2018 Oklahoma legalized medical cannabis. In November 2018, Utah and Missouri will vote on the legalization of medical cannabis, while Michigan and North Dakota will vote on legalizing cannabis for recreational use.

State Regulatory Infrastructure

Development of state programs for the regulation of medical or adult-use cannabis is state-specific. Following the approval of medical or adult-use cannabis, some states have developed the regulatory infrastructure quickly, while other states have taken several years to develop such systems. State-specific advisory boards and committees have been created with the mandate to manage the implementation of the new industries.

According to Marijuana Business Daily, the average amount of time that elapsed between the legalization of medical cannabis sales and the opening of the first dispensaries in six states that recently commenced sales was 28 months. Also, according to Marijuana Business Daily, there are signs that the industry is maturing, and states are increasingly able to efficiently and quickly establish regulatory frameworks following legalization, especially where adult-use cannabis is legalized in states where regulated medical-use cannabis systems are already in place. For example, according to Marijuana Business Daily, the average amount of time that elapsed between voters approving adult-use cannabis production and sales to the opening of the first retail stores in Colorado, Washington and Oregon was 15 months.

Pennsylvania and Ohio offer two contrasting instances of the implementation of state regulatory infrastructure having both committed to a two-year implementation timeframe at the time of legalization. The launch of Pennsylvania’s medical program has largely been on-time. Successfully opened medical dispensaries within the two-year target, the state is now working to bolster the supply chain by issuing more licenses. Ohio on the other hand missed their deadline of September 8th, 2018 to have implemented a fully operational supply chain. Despite the longer than expected rollout, Ohio continues to move ahead evaluating and issuing licenses.

Even where regulatory frameworks for cannabis production and sales are in place, states tend to revise these rules over time. These revisions often impact sales, making it difficult to predict the potential of new markets. States may, for example, restrict the number of cannabis businesses permitted which can limit growth of the cannabis industry in those states. Alternatively, states may relax their initial regulations relating to cannabis production and sales, which would likely accelerate growth of the cannabis industry in such states. A common adjustment to medical programs is the addition of qualifying medical conditions. Several states including Michigan, New York, Connecticut, and Arizona have added new qualifying conditions following initial legislature. Common among those new qualifying conditions are opioid replacement and chronic and severe or intractable pain. These conditions affect a wide group of people and are catalysts for medical cannabis adoption.

Effects of Government Regulations

In the U.S., cannabis is largely regulated at the state level. To the Company’s knowledge and as of the date of this Listing Statement, 30 states and Washington, DC have legalized medical cannabis, while nine states and Washington, DC have legalized recreational cannabis use. Notwithstanding the permissive regulatory environment of medical or recreational cannabis at the state level in certain states, cannabis continues to be categorized as a Schedule I controlled substance under the CSA and as such violates federal law in the U.S. As a result of the conflicting views between state legislatures and the federal government regarding cannabis, financings with cannabis businesses in the U.S. are subject to inconsistent legislation and regulation.

The federal government of the U.S. has specifically reserved the right to enforce federal law in regard to the sale and disbursement of medical or adult-use use marijuana even if state law sanctioned such sale and disbursement. It is presently unclear whether the U.S. federal government intends to enforce federal laws relating to cannabis where the conduct at issue is legal under applicable state law. This risk was further heightened by the revocation of a memorandum (the “Cole Memorandum”), acknowledging that although cannabis is a controlled substance at the federal level, several U.S. states have enacted laws relating to cannabis for medical purposes, in January 2018.

The inconsistent regulation of cannabis at the federal and state levels was addressed in 2013 when then Deputy Attorney General, James Cole, authored the Cole Memorandum acknowledging that although cannabis is a controlled substance at the federal level, several U.S. states have enacted laws relating to cannabis for medical purposes. The Cole Memorandum noted that in jurisdictions that have enacted laws legalizing cannabis in some form and that have also implemented strong and effective regulatory and enforcement systems to control the cultivation, distribution, sale and possession of cannabis, conduct in compliance with those laws and regulations is less likely to be a priority at the federal level. However, the Department of Justice (“DOJ”) has never provided specific guidelines for what regulatory and enforcement systems it deems sufficient under the Cole Memorandum standard.

However, on January 4, 2018 the Cole Memorandum was revoked by Attorney General Jeff Sessions. While this did not create a change in federal law, as the Cole Memorandum was not itself law, the revocation added to the uncertainty of U.S. federal enforcement of the CSA in states where cannabis use is regulated. Sessions also issued a one-page memorandum known as the “Sessions Memorandum.” This confirmed the rescission of the Cole Memorandum and explained that the Cole Memorandum was “unnecessary” due to existing general enforcement guidance as set forth in the U.S. Attorney’s Manual (the “USAM”) The USAM enforcement priorities, like those of the Cole Memorandum, are also based on the federal government’s limited resources, and include “law enforcement priorities set by the Attorney General,” the “seriousness” of the alleged crimes, the “deterrent effect of criminal prosecution,” and “the cumulative impact of particular crimes on the community.”

While the Sessions Memorandum does emphasize that marijuana is a Schedule I controlled substance and states the statutory view that it is a “dangerous drug and that marijuana activity is a serious crime,” it does not otherwise guide U.S. Attorneys that the prosecution of marijuana-related offenses is now a DOJ priority. Furthermore, the Sessions Memorandum explicitly describes itself as a guide to prosecutorial discretion. Such discretion is firmly in the hands of U.S. Attorneys in deciding whether or not to prosecute marijuana-related offenses. U.S. Attorneys could individually continue to exercise their discretion in a manner similar to that displayed under the Cole

Memorandum’s guidance. Dozens of U.S. Attorneys across the country have affirmed their commitment to proceeding in this manner, or otherwise affirming that their view of federal enforcement priorities has not changed, although a few have displayed greater ambivalence. In California, at least one U.S. Attorney has made comments indicating a desire to enforce the CSA. Adam Braverman, Interim U.S. Attorney for the Southern District of California, has stated that the rescission of the Cole Memorandum “returns trust and local control to federal prosecutors” to enforce the CSA. Additionally, Greg Scott, the Interim U.S. Attorney for the Eastern District of California, has a history of prosecuting medical cannabis activity; and his office published a statement that cannabis remains illegal under federal law, and that his office would “evaluate violations of those laws in accordance with our district’s federal law enforcement priorities and resources.”

The Rohrabacher Blumenauer Appropriations Amendment (originally the Rohrabacher Farr Amendment) has been included in federal annual spending bills since 2014. This amendment restricts the Department of Justice from using federal funds to prevent states with medical cannabis regulations from implementing laws that authorize the use, distribution, possession or cultivation of medical cannabis. In 2017, Senator Patrick Leahy (D-Vermont) introduced a parity amendment to H.R.1625—a vehicle for the Consolidated Appropriations Act of 2018, preventing federal prosecutors from using federal funds to impede the implementation of medical cannabis laws enacted at the state level, subject to Congress restoring such funding (“Leahy Amendment”). The Leahy Amendment was set to expire with the 2018 fiscal year on September 30, 2018, however, Congress approved a nine-week continuing resolution from the 2018 fiscal year (the “Continuing Resolution”). The Continuing Resolution has the result of providing ongoing and consistent protection for the medical cannabis industry until December 7, 2018. Congress has been negotiating the 2019 fiscal year appropriations since February 2018. The much relied on appropriations protecting the medical cannabis industry was renewed in both the House and Senate versions of the 2019 fiscal year appropriations bills, with the expectation that the language will be enacted in the final 2019 fiscal year appropriations bill. However, it should be noted that there is no assurance that the final 2019 fiscal year appropriations bill will include appropriations protecting the medical cannabis industry.

American courts have construed these appropriations bills to prevent the federal government from prosecuting individuals when those individuals comply with state medical cannabis laws. However, because this conduct continues to violate federal law, American courts have observed that should Congress at any time choose to appropriate funds to fully prosecute the CSA, any individual or business, even those that have fully complied with state law, could be prosecuted for violations of federal law. If Congress restores funding, for example by declining to include the Rohrabacher Blumenauer Appropriations Amendment in the 2019 fiscal year appropriations bill, or by failing to pass necessary budget legislation and causing another government shutdown, the government will have the authority to prosecute individuals for violations of the law before it lacked funding under the five-year statute of limitations applicable to non-capital CSA violations. Additionally, it is important to note that the appropriations protections only apply to medical cannabis operations and provide no protection against businesses operating in compliance with a state’s recreational cannabis laws.

Further, there can be no assurance that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. It is also important to note that local and city ordinances may strictly limit and/or restrict the distribution of cannabis in a manner that will make it extremely difficult or impossible to transact business in the cannabis industry. If the U.S. federal government begins to enforce federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing state laws are repealed or curtailed, then the Company’s financing of such businesses would be materially and adversely affected notwithstanding that the Company may not be directly engaged in the sale or distribution of cannabis.

Violations of any federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings conducted by either the federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. This could have a material adverse effect on the Company, including its reputation and ability to conduct business, the listing of its securities on any stock exchange, its financial position, operating results, profitability or liquidity or the market price of its publicly traded shares. In addition, it is difficult for the Company to estimate the time or resources that would be needed for the investigation of any such matters or its final resolution because, in part, the time and resources that may be needed are dependent on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial. The approach to the enforcement of cannabis laws may be subject to change or may not proceed as previously outlined.

The Company will continue to monitor, evaluate and re-assess the regulatory framework in each state in which it may hold a financing, and the federal laws applicable thereto, on an ongoing basis; and will update its continuous disclosure regarding government policy changes or new or amended guidance, laws or regulations regarding cannabis in the U.S.

The Company is subject to a variety of laws and regulations in Canada and the U.S. that involve money laundering, financial recordkeeping and proceeds of crime, including the Bank Secrecy Act, the USA PATRIOT Act, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended and the rules and regulations thereunder, and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the U.S. and Canada. Further, under U.S. federal law, banks or other financial institutions that provide a cannabis business with a chequing account, debit or credit card, small business loan, or any other service could be found guilty of money laundering, aiding and abetting, or conspiracy.

Despite these laws, the U.S. Treasury Department’s Financial Crimes Enforcement Network (“FinCEN”) issued guidance on February 14, 2014 outlining the pathways for financial institutions to bank marijuana businesses in compliance with federal enforcement priorities (the “FinCEN Memorandum”). The FinCEN Memorandum states that in some circumstances, it is permissible for banks to provide services to cannabis-related businesses without risking prosecution for violation of federal money laundering laws. It refers to supplementary guidance in the 2014 Cole Memo issued to federal prosecutors relating to the prosecution of money laundering offenses predicated on cannabis-related violations of the CSA on the same day. The 2014 Cole Memo was rescinded as of January 4, 2018, along with the Cole Memorandum, removing guidance that enforcement of applicable financial crimes was not a DOJ priority.

Attorney General Sessions’ revocation of the Cole Memorandum and the 2014 Cole Memo has not affected the status of the FinCEN Memorandum, nor has the Department of the Treasury given any indication that it intends to rescind the FinCEN Memorandum itself. Though it was originally intended for the 2014 Cole Memo and the FinCEN Memorandum to work in tandem, the FinCEN Memorandum appears to remain in effect as a standalone document which explicitly lists the eight enforcement priorities originally cited in the rescinded Cole Memorandum. Although the FinCEN Memorandum remains intact, indicating that the Department of the Treasury and FinCEN intend to continue abiding by its guidance, it is unclear whether the current administration will continue to follow the guidelines of the FinCEN Memorandum.

Overall, since the production and possession of cannabis is illegal under U.S. federal law, there is a strong argument that banks cannot accept for deposit funds from businesses involved with the cannabis industry. Consequently, businesses involved in the cannabis industry often have difficulty finding a bank willing to accept their business. As the Company will have a material ancillary involvement in the U.S. legal cannabis industry, the Company may find that it is unable to open bank accounts with certain Canadian financial institutions, which in turn may make it difficult to operate the Company’s business.

Proceeds of the Company’s financings may be considered proceeds of crime due to the fact that cannabis remains illegal federally in the U.S. This may restrict the ability of the Company to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada. Furthermore, while the Company has no current intention to declare or pay dividends on its Shares in the foreseeable future, the Company may decide or be required to suspend declaring or paying dividends without advance notice and for an indefinite period of time.

Public Opinion

The increase in state legalization of cannabis use is largely a result of changing public opinion in the United States. According to an October 2017 poll conducted by Gallup, 64% of Americans think that the use of cannabis should be made legal, the highest level in the 48 years that Gallup has conducted the poll. Further, in the 2016 Gallup poll, support among adults aged 18 to 34 increased from 35% to 77% between 2005 and 2016 and support among adults aged 35 to 54 increased from 35% to 61% over the same period. In addition, according to a recent Quinnipiac University Poll, 94% of U.S. voters support the medical use of cannabis if recommended by a physician.

Industry Outlook

Due to increases in state legalization and shifting public opinion, legal cannabis industry sales have grown substantially in recent years. According to ArcView Market Research (ArcView), 2018 legal cannabis sales are expected between $8.5 billion to $11 billion. Furthermore, sales are projected to reach $23.4 billion by 2022, which is over a 22% compound annual growth rate for the four years from 2018 to 2022.

ArcView expects the distribution of industry sales between medical and adult-use to shift substantially between 2017 and 2022 as more states legalize adult-use cannabis. Adult-use sales were approximately $2.6 billion, equating to over 30% of total industry sales. By 2022, adult-use sales are expected to increase to $15.7 billion or 67% of total industry sales.

Competitive Conditions and Environment

As an Investment Company the Resulting Issuer is well positioned to participate in the rapid evolution of the cannabis industry through its ability to finance many segments of the industry.

The Resulting Issuer plans to be heavily diversified in the various industry assets, providing it with the adaptability required to thrive in this dynamic and fast-changing industry.

Within the short period of legal adult use, these increasing cannabis sales and further steps toward industry regulation and legalization have prompted a push toward increasingly bigger waves of investment and innovation in the cannabis industry. There is also a strong opportunity for products, brands, research, and related services that will complement the cannabis market. The Resulting Issuer seeks to leverage its operational expertise, industry knowledge, and diverse assets to capitalize on the so-called “green-rush” in a regulated marijuana industry. Medical marijuana opportunities are becoming increasingly available as new jurisdictions move towards establishing new or improved medical marijuana systems. As Canada has developed an enviable regulatory model, companies acting within that framework have expertise, knowledge and potentially product to share with the global community.

Despite the fast growing market for legalized cannabis in both Canada and the U.S., there remains a significant lack of traditional sources of bank lending or venture and private equity capital, as well as an absence of traditional management expertise and advisory services. This is primarily because of the regulatory and legal challenges that cannabis continues to pose in both Canada and the United States. In addition to the problems posed by scarcity of capital, many holders of cannabis licenses lack traditional business experience and skills and desire value added capital that can add to the skill and experience of their management team. The Resulting Issuer is looking to fill this market gap by providing both capital and operational expertise.

4.3Outstanding Asset-based Securities

This information is not applicable to the Issuer.

4.4Mineral Projects

This information is not applicable to the Issuer.

4.5Oil and Gas Operations

This information is not applicable to the Issuer.

5.SELECTED CONSOLIDATED FINANCIAL INFORMATION

5.1Annual Information

Issuer

The following table sets forth selected financial information for the Issuer for the six months ended January 31, 2020 and the three most recently completed financial years ended July 31, 2019 (“fiscal 2019”), July 31, 2018 (“fiscal 2018”) and July 31, 2017 (“fiscal 2017”).  The financial information below has been prepared in accordance with IFRS.

For the year (period) ended (Expressed in Canadian dollars)	January 31, 2020 (unaudited)	July 31, 2019 (audited)	July 31, 2018 (audited)	July 31, 2017 (audited)
Revenue	Nil	Nil	Nil	nil
Total expenses	$1,026,346	$18,612,517	$7,825,089	$32,424
Net loss	$788,090	$18,612,517	$7,825,089	$32,424
Basic and diluted loss per share	$0.00	$0.07	$0.26	$0.01
Total assets	$24,404,335	$24,191,661	$34,566,033	$22,334
Total liabilities	$601,502	$357,887	$340,042	$157,991
Working Capital (deficit)	$23,802,833	$23,833,774	34,225,991	($135,657)
Shareholders’ equity (deficiency)	$23,802,833	$23,833,774	34,225,991	($135,657)
Dividends	Nil	Nil	Nil	nil
Number of Common Shares outstanding	304,572,662	292,607,662	227,787,662	2,843,636

Issuer’s Management Discussion and Analysis

The Issuer’s Management’s Discussion and Analysis for the six months ended January 31, 2020 and for fiscal 2019, 2018 and 2017 are attached as Appendix “B” and “D” respectively and should be read in conjunction with the financial statements of the Issuer for the same period, and the notes thereto.

Certain information included in the Issuer’s Management’s Discussion and Analysis is forward-looking and based upon assumptions and anticipated results that are subject to uncertainties. Should one or more of these uncertainties materialize or should the underlying assumptions prove incorrect, actual results may vary significantly from those expected.  See “Caution Regarding Forward-Looking Statements” for further details.

MichiCann

The following table sets forth selected financial information for MichiCann for the most recently completed year’s ended December 31, 2019, December 31, 2018 and December 31, 2017. The financial information below has been prepared in accordance with IFRS.

For the year (period) ended (Expressed in Canadian dollars)	December 31, 2019 (audited)	December 31, 2018 (audited)	December 31, 2017 (audited)
Revenue	-	-	-
Total expenses	12,519,900	2,131,039	32,686
Net loss	12,519,900	2,131,039	32,686
Basic and diluted loss per share	0.16	0.06	32,686
Total assets	107,979,469	34,937,686	624,638
Total liabilities	55,542,045	161,937	32,686

Working Capital (deficit)	(16,071,433)	34,775,749	38,265
Shareholders’ equity (deficiency)	52,437,424	(2,163,725)	(32,686)
Dividends	-	-	-
Number of Shares outstanding	84,211,752	74,222,182	1

MichiCann’s Management Discussion and Analysis

MichiCann Management’s Discussion and Analysis for year ended December 31, 2019 is attached as Appendix “H” and the fiscal 2018 is attached as Appendix “F” and should be read in conjunction with the financial statements of MichiCann for the same period, and the notes thereto.

Certain information included in MichiCann’s Management’s Discussion and Analysis is forward-looking and based upon assumptions and anticipated results that are subject to uncertainties. Should one or more of these uncertainties materialize or should the underlying assumptions prove incorrect, actual results may vary significantly from those expected.  See “Caution Regarding Forward-Looking Statements” for further details.

5.2Quarterly Information

Issuer

The following tables reflect the summary of quarterly results for the Issuer:

Three Months Ended	Revenue	Net Loss	Loss per Share
January 31, 2020	Nil	233,120	(0.00)
October 31, 2019	Nil	528,201	(0.00)
July 31, 2019	Nil	18,611,721	(0.07)
April 30, 2019	Nil	5,739,365	(0.04)
January 31, 2019	Nil	1,547,604	(0.01)
October 31, 2018	Nil	3,853,748	(0.02)
July 31, 2018	Nil	6,807,138	(0.06)
April 30, 2018	Nil	742,747	(0.26)
January 31, 2018	Nil	219,127	(0.08)
October 31, 2017	Nil	56,077	(0.02)
July 31, 2017	Nil	24,854	(0.00)
April 30, 2017	Nil	5,390	(0.00)

MichiCann

Since inception, MichiCann has not prepared quarterly interim financial statements prior to the financial statements for the year ended December 31, 2019.   See “5.1 Annual Information”.

5.3Dividends

Neither the Issuer nor MichiCann have paid dividends in the past.  The Resulting Issuer does not intend, and is not required, to pay any dividends on the Resulting Issuer Shares. Any decision to pay dividends will be made on the basis of the Issuer’s earnings, financial requirements and other conditions existing at the time. Holders of Series II Preferred Shares shall be entitled to receive, and the Resulting Issuer shall pay thereon, a fixed dividend equal to 5.0% per annum, calculated monthly and payable in Series II Preferred Shares. Upon conversion of Series II Preferred Shares, the dividend shall be calculated pro rata as at the most recently completed month prior to the conversion date. Holders of Series II Preferred Shares shall be entitled to receive such dividends paid and distributions made to the holders of the Common Shares to the same extent as if such Holders had converted each Series II Preferred Share held by them into Common Shares and had held such Common Shares on the record date for such dividends and distributions. See “17. RISK FACTORS”.

5.2Foreign GAAP

The financial statements included in this Listing Statements for the Issuer and MichiCann have been, and the future financial statements of the Resulting Issuer shall be, prepared in accordance with IFRS.

6.MANAGEMENT’S DISCUSSION AND ANALYSIS

Issuer

Please refer to Appendix “B” for the Issuer’s MD&A for the most recently completed fiscal year ended July 31, 2019; and to Appendix “D” for the six months ended January 31, 2020.

MichiCann

Please refer to Appendix “F” for MichiCann’s MD&A for the most recently completed fiscal year ended December 31, 2018; and to Appendix “H” for the year ended December 31, 2019.

7.MARKET FOR SECURITIES

On June 25, 2018, the Issuer’s Shares were approved for listing on the CSE under the trading symbol “RLTY”.  On June 29, 2018, on request from the Issuer, the Issuer’s Shares began trading in U.S. funds instead of Canadian funds under the new symbol, “RLTY.U”

None of MichiCann’s securities are listed or posted for trading on any stock exchange or quotation system.

The Resulting Issuer intends to be traded on the CSE under the symbol “RWB”.

8.CONSOLIDATED CAPITALIZATION

The following table sets forth (i) the Issuer’s capitalization as at April 24, 2020 immediately prior to the Transaction; (ii) the consolidated capitalization of MichiCann as at April 24, 2020 immediately prior to the Transaction; and (iii) the Resulting Issuer’s pro forma consolidated capitalization after giving effect to the Transaction. The table should be read in conjunction with the financial statements of the Corporation and MichiCann, and the notes thereto, included elsewhere in this Listing Statement. Immediately prior to the completion of the Transaction, Tidal will complete a share consolidation on a 16:1 basis.

All of the issued and outstanding common shares of MichiCann will be exchanged on the following basis: One (1) common share of Tidal and one (1) Tidal Series II Preferred Share for each one (1) MichiCann common share, subject to adjustment in certain circumstances at set out in the Business Combination Agreement.

Designation of Security	Issuer immediately prior to the Transaction	MichiCann immediately prior to the Transaction	Resulting Issuer after giving effect to the Transaction
Common Shares	375,431,661	84,211,753	132,190,811
Preferred Shares	50,900,000	n/a	3,181,250
Series II Preferred Shares	Nil	n/a	108,726,349
Warrants to purchase Common Shares	18,987,365	595,340	1,194,402
Warrants to purchase Series II Preferred Shares	Nil	595,340	595,340
Stock Options to purchase Common Shares	28,785,766	7,801,429	9,200,539
Stock Options to purchase Series II Preferred Shares	Nil	7,801,429	7,401,429
Total	474,104,792	185,212,573	262,490,120

9.OPTIONS TO PURCHASE SECURITIES

9.1Stock Option Plan

The Issuer has in place a 10% rolling stock option plan (the “Option Plan”) dated July 15, 2017, amended and restated as of December 6, 2018, as approved by shareholders of the Issuer at its annual general and special meeting held on December 6, 2018. In connection with the Transaction, the Option Plan was assumed by the Resulting Issuer.

The following information is intended to be a brief summary of the Option Plan:

•The maximum number of Resulting Issuer Shares with respect to which options may be granted pursuant to the Option Plan shall not exceed 10% of the issued and outstanding Resulting Issuer Shares on a non-diluted basis at any time;

•Options may be granted only to directors, officers, employees and consultants of the Issuer or any related entity of the Issuer;

•The total number of the Resulting Issuer Shares that may be reserved for issuance to any one individual under the Option Plan shall not exceed 5% of the outstanding Resulting Issuer Shares. The maximum number of options that may be granted to any one consultant under the Option Plan, or employees performing investor relations activities for the Issuer, within any 12-month period shall not exceed 2% of the issued and outstanding Resulting Issuer Shares at the time of the grant;

•The term of an option shall not exceed ten years from the date of the grant of the option;

•Subject to allowable adjustments, the option price of any option shall not be lower than the market price on the date on which the grant of the option is approved by the Resulting Issuer Board;

•An option shall be personal to the optionee and shall be non-assignable and non-transferable (whether by operation of law or otherwise);

•In the event that any optionee ceases to be an eligible person under the Option Plan (i.e. ceases to be an officer, director, employee or consultant for any reason other than death or termination with cause), the optionee will be entitled to exercise his or her options which have vested as of such date of cessation only within a period of 30 days following the date of such cessation or such other date as may be determined by the Resulting Issuer Board, but in no event may any options be exercised following the expiry date thereof. In the event an optionee is terminated with cause, the options held by such optionee will expire on the date of such termination. In the event of the death of an optionee, any options held by such optionee which have vested as of the date of death may be exercised within a period of one year following the optionee’s death;

•The Resulting Issuer Board may at any time amend the Option Plan or any options granted thereunder, subject to the receipt of all applicable regulatory approvals, other than substantive amendments to the Option Plan, which also require shareholder approval; and

•In the event that an offer to purchase or repurchase the Resulting Issuer Shares or any part thereof shall be made to all or substantially all holders of the Resulting Issuer Shares, the options shall be automatically and immediately accelerated such that all remaining options will then be available for exercise.

The following table summarizes the options outstanding under the Resulting Issuer’s Option Plan as at May 7, 2020.

Group	No. of Options	Securities under Option	Grant Date	Expiry Date	Exercise per Common Share
Consultants	441,483(1)	441,483	June 22, 2018	June 22, 2023	$5.28
Management	26,562(1)	26,562	June 22, 2018	June 22, 2023	$5.28
Consultants	6,250(1)	6,250	Sept. 14, 2018	Sept. 12, 2020	$3.84 USD
Consultants	32,500(1)	32,500	Dec. 12, 2018	Dec 12, 2023	$1.84 USD
Management	12,500(1)	12,500	Dec. 12, 2018	Dec 12, 2023	$1.84 USD
Consultants	1,212,628(1)	1,212,628	Apr 26, 2019	Apr 26, 2024	$5.44
Management	67,187(1)	67,187	Apr 26, 2019	Apr 26, 2024	$5.44
Management	1,000,000(2)	1,000,000	October 1, 2018	October 1, 2023	$0.50
Management	350,000(2)	350,000	May 13, 2019	May 13, 2024	$1.00
Consultants	3,500,000(2)	3,500,000	October 1, 2018	October 1, 2023	$0.50
Consultants	500,000(2)	500,000	January 15, 2019	January 15, 2024	$1.00
Consultants	600,000(2)	600,000	January 15, 2019	January 15, 2024	$2.50
Consultants	400,000(2)	400,000	February 4, 2019	February 4, 2024	$1.00
Consultants	12,500(2)	12,500	April 15, 2019	April 15, 2024	$1.00
Consultants	500,000(2)	500,000	April 29, 2019	April 29, 2024	$1.00
Consultants	30,000(2)	30,000	May 21, 2019	May 21, 2024	$1.00
Consultants	12,500(2)	12,5000	July 17, 2019	July 17 2024	$1.00
Consultants	100,000(2)	100,000	November 13, 2019	November 13, 2024	$1.00
Consultants	25,000(2)	25,000	November 22, 2019	November 22, 2024	$1.00
Consultants	371,429(2)	371,429	January 11, 2020	January 11, 2025	$1.00

(1) Exercisable to purchase Resulting Issuer Shares.

(2) Exercisable to purchase Resulting Issuer Shares and Series II Preferred Shares.

10.DESCRIPTION OF THE SECURITIES

10.1– 10.5   General

The Resulting Issuer’s authorized share capital consists of an unlimited number of Common Shares and an unlimited number of Preferred Shares without par value.

As at the date of this Listing Statement the following securities are issued and outstanding:

a.132,620,186 Resulting Issuer Shares,

b.3,181,250 Preferred Shares;

c.108,726,349 Series II Preferred Shares;

d.1,106,738 Warrants to purchase Resulting Issuer Shares;

e.595,340 Warrants to purchase Series II Preferred Shares;

f.9,200,539 Options to purchase Resulting Issuer Shares; and

g.7,401,429 Options to purchase Series II Preferred Shares.

Common Shares

The holders of Resulting Issuer Shares are entitled to receive notice of and to attend and vote at all meetings of the shareholders of the Resulting Issuer and each Resulting Issuer confers the right to one vote in person or by proxy at all meetings of the shareholders of the Resulting Issuer. The holders of the Resulting Issuer Shares are entitled to receive such dividends in any financial year as the Resulting Issuer’s Board may by resolution determine. In the event of the liquidation, dissolution or winding-up of the Resulting Issuer, whether voluntary or involuntary, the holders of the Resulting Issuer Shares are entitled to receive the remaining property and assets of the Resulting Issuer, subject to the priority rights of the Preferred Shareholders.  The Resulting Issuer Shares do not carry any pre-emptive rights, conversion or exchange rights, or redemption, retraction, purchase for cancellation or surrender rights.  The Articles of the Resulting Issuer do not have any sinking or purchase fund provisions and do not have provisions permitting or restricting the issuance of additional securities and any other material restrictions.  The Articles of the Resulting Issuer also do not have any provisions requiring a securityholder to contribute additional capital.

Preferred Shares

The Resulting Issuer is authorized to issue an unlimited number of Preferred Shares without par value. Preferred Shares may be issued in one or more series and will be subject to such rights and restrictions as the Resulting Issuer Board may determine.

As at the date of this Listing Statement, the Resulting Issuer has 3,181,250 non-voting, convertible Series 1 Preferred Shares issued and outstanding. The terms of the Series 1 Convertible Preferred Shares provide, among other things, that they: (i) are non-voting; (ii) are convertible into common shares of the Resulting Issuer on a one for one basis, subject to customary adjustments; (iii) are eligible to participate in dividends if and when declared on the Common Shares; (iv) have priority rights on liquidation; and (v) are subject to a restriction that no holder of the Preferred Shares may convert into a number of Resulting Issuer Shares that would result in such holder beneficially owning greater than 9.99% of the Resulting Issuer Shares.

The holders of the Preferred Shares have entered into a voluntary lock up arrangement (the “Lock-Up Agreement”) whereby they have contractually agreed not to transfer, sell, dispose of, or monetize any Resulting Issuer Shares received upon the conversion of its Preferred Shares or Preferred Share warrants for a period of 6, 9, and 12 months after the closing date (the “Lock-Up Period”). From 6 months and 1 day after the closing date, the holders of Preferred Shares may transfer, sell, dispose of, or monetize up to 33.33% of the Resulting Issuer Shares such holder owns (upon conversion of the Preferred Shares and/or Preferred Share warrants); from 9 months and 1 day after the closing date, the holder of Preferred Shares may transfer, sell, dispose of, or monetize up to 66.66% of the Resulting Issuer Shares such holder owns; and, from 12 months and 1 day after the closing date, the holder of Preferred Shares may freely transfer, sell, dispose of, or monetize any and all Resulting Issuer Shares then held.

Series II Preferred Shares

The Resulting Issuer is authorized to issue an unlimited number of Series II Preferred Shares without par value. Each Series II Preferred Share shall be convertible into validly issued, fully paid and non-assessable Common Shares on the following terms and conditions:

(a) Holder’s Conversion Right. At any time or times on or after the seven month anniversary of the initial issuance date and before the two year anniversary of the initial issuance date, each holder of a Series II Preferred Share shall be entitled to convert any whole number of Series II Preferred Shares, including any Series II Preferred Shares accrued from dividends issued hereunder, into validly issued, fully paid and non-assessable Common Shares in accordance with Section (c) at the Conversion Rate (as defined below). Any Series II Preferred Shares outstanding on the two year anniversary of the initial issuance date, including any Series II Preferred Shares accrued from dividends, shall automatically convert into fully paid and non-assessable Common Shares at such time and without requiring any further action by the Holder.

(b) Conversion Rate. The number of validly issued, fully paid and non-assessable Common Shares issuable upon conversion of each Series II Preferred Share pursuant to Section (a) shall initially be set at 1:1 (the “Conversion Rate”), subject to adjustment as provided herein. No fractional Common Shares are to be issued upon the conversion of any Series II Preferred Shares. If the issuance would result in the issuance of a fraction of a Common Share, the Company shall round such fraction of a Common Share down to the nearest whole Common Share.

(c) Mechanics of Conversion. The conversion of each Series II Preferred Share shall be conducted in the following manner:

(i) Holder’s Conversion. To convert a Series II Preferred Share into validly issued, fully paid and non-assessable Common Shares on any Business Day after the seven month anniversary of the initial issuance date and prior to the two year anniversary of the initial issuance date (a “Conversion Date”), the Holder shall deliver (whether via facsimile or otherwise), for receipt on or prior to 11:59 p.m., Vancouver time, on such date, a copy of an executed notice of conversion (the “Conversion Notice”) of the Series II Preferred Shares subject to such conversion to the Company.

(A) A Holder of Certificated Series II Preferred Shares shall, within five (5) Business Days following a Conversion Notice of any such Series II Preferred Shares as aforesaid, surrender to a nationally recognized overnight delivery service for delivery to the Company the original certificates representing the Series II Preferred Shares so converted as aforesaid.

(B) A Holder of Uncertificated Series II Preferred Shares evidenced by a direct registration statement shall be deemed to have surrendered any such Series II Preferred Shares upon receipt by the Company of the Conversion Notice.

(C) A Holder of Uncertificated Series II Preferred Shares evidenced by a security entitlement in respect of such Series II Preferred Shares in the book entry registration system who desires to convert Series II Preferred Shares must do so by causing a Book Entry Participant to deliver to the Depository the Conversion Notice on behalf of the Holder. Forthwith upon receipt by the Depository, the Depository shall deliver to the Transfer Agent confirmation of its intention to convert Series II Preferred Shares in a manner acceptable to the Transfer Agent, including by electronic means through a book based registration system, including CDSX. By causing a Book Entry Participant to deliver a Conversion Notice to the Depository, a Holder shall be deemed to have irrevocably surrendered his or her Series II Preferred Shares so converted and appointed such Book Entry Participant to act as his or her exclusive settlement agent with respect to the conversion of the Series OO Preferred Shares and the receipt of Common Shares in connection with the obligations arising from such conversion. Any Conversion Notice which the Depository determines to be incomplete, not in proper form or not duly executed shall for all purposes be void and of no force and effect and the conversion to which it relates shall be considered for all purposes not to have been converted thereby. A failure by a Book Entry Participant to convert or to give effect to the settlement thereof in accordance with the Holder’s instructions will not give rise to any obligations or liability on the part of the Company or Transfer Agent to the Book Entry Participant or the Holder.

(ii) Company’s Response. On or before the fifth (5th) Business Day following the date of receipt by the Company of the original certificates representing the Series II Preferred  Shares subject to the Conversion Notice (in the case of Certificated Series II Preferred  Shares) or a duly completed Conversion Notice (in the case of Uncertificated Series II  Preferred Shares), the Company shall issue and deliver, or cause to be issued and  delivered (via reputable overnight courier, as applicable) as specified in such  Conversion Notice, a certificate, direct registration statement or electronic deposit,  registered in the name of such Holder or its designee, for the number of Common  Shares to which such Holder shall be entitled. In the case of Certificated Series II  Preferred Shares, if the number of Series II Preferred Shares represented by the Series  II Preferred Share certificate(s) submitted for conversion pursuant to this Section (c) is greater than the number of Series II Preferred Shares being converted, then the  Company shall issue and deliver to such Holder (or its designee) a new Series II Preferred Share certificate representing the number of Series II Preferred Shares not converted.

(iii) Record Holder. The Person or Persons entitled to receive the Common Shares issuable upon a conversion of Series II Preferred Shares shall be treated for all purposes as the  record holder or holders of such Common Shares on the Conversion Date.

(iv) Withholding Tax. The Company will be entitled to deduct and withhold from any conversion of Series II Preferred Shares, and to otherwise recover from the Holder the full amount of taxes or other additional amounts required to be deducted or withheld by the Company under applicable laws.

Voting Rights: Holders of Series II Preferred Shares shall have voting rights and are entitled to vote on a matter with holders of Common Shares (and Preferred Shares if required by law or otherwise entitled to vote with the holders of Common Shares), voting together as one class. Each Series II Preferred Share shall entitle the holder thereof to cast that number of votes per share as is equal to the number of Common Shares into which it is then convertible using the record date for determining the shareholders of the Company eligible to vote on such matters as the date as of which the Conversion Rate is calculated. Holders of the Series II Preferred Shares shall be entitled to written notice of all shareholder meetings or written consents (and copies of proxy materials and other information sent to shareholders), which notice shall be provided pursuant to the Company’s bylaws and applicable law.

Dividends: Holders of Series II Preferred Shares shall be entitled to receive, and the Company shall pay thereon, a fixed dividend equal to 5.0% per annum, calculated monthly and payable in Series II Preferred Shares. Upon conversion of Series II Preferred Shares, the dividend shall be calculated pro rata as at the most recently completed month prior to the Conversion Date. Holders of Series II Preferred Shares shall be entitled to receive such dividends paid and distributions made to the holders of the Common Shares to the same extent as if such Holders had converted each Series II Preferred Share held by them into Common Shares and had held such Common Shares on the record date for such dividends and distributions. Payment under the preceding sentence shall be made concurrently with the dividend or distribution to the holders of Common Shares. The Company will be entitled to deduct and withhold from any dividends paid in respect of Series II Preferred Shares, and to otherwise recover from the Holder the full amount of taxes or other additional amounts required to be deducted or withheld by the Company under applicable laws.

Warrants

As at the date hereof, there are Warrants issued and outstanding in the capital of the Resulting Issuer as follows:

Common share purchase Warrants:

Date of Issuance	Number of Warrants Outstanding	Exercise Price	Expiry Date
December 19, 2018	595,340(2)	$1.00	December 19, 2020

Finder Warrants:

Date of Issuance	Number of Warrants Outstanding	Exercise Price	Expiry Date
June 12, 2018	323,898(1)	$5.28	June 11, 2020
September 26, 2018	187,500(1)	$0.80	May 25, 2020

(1) Exercisable to purchase Resulting Issuer Shares.

(2) Exercisable to purchase Resulting Issuer Shares and Series II Preferred Shares.

10.6Miscellaneous Securities Provisions

Only the Resulting Issuer’s outstanding common shares will be listed on the CSE.

The rights of Shareholders may be modified only in accordance with the provisions attached thereto in the Issuer’s Articles or the provisions of the BC Business Corporations Act.

While non-voting unless required by law, the convertible Preferred Shares are ranked senior to the Resulting Issuer’s Shares with respect as to the first preference as to dividends, distributions and payments upon the liquidation, dissolution and winding up of the Resulting Issuer.  The Preferred Shares, in the event of dividends or distributions, shall be entitled to receive on an equal basis as those of the Resulting Issuer Shares as if they had been converted to Resulting Issuer Shares.

10.7Prior Sales

Issuer

The following table summarizes the prices at which securities of the Issuer have been sold within the 12 months before the date of this Listing Statement:

Issue Date	Class of Security	Number of Securities	Price
March 1, 2018	Special Warrants(1)	3,570,000	$0.80
March 1, 2018	Finder Special Warrants(2)	330,750	n/a
April 30, 2018	Special Warrants(1)	793,125	$0.80
April 30, 2018	Finder Special Warrants(2)	76,250	n/a
May 25, 2018	Preferred Share Unit(3)	2,500,000	$0.80
May 25, 2018	Finder Special Warrants	250,000	n/a
June 8, 2018	Common Shares	5,897,189	$5.28
June 8, 2018	Finder Warrants(4)	323,898	n/a

1.Each special warrant entitled the holder to receive, without payment of any additional consideration or need for further action, one unit of the Issuer, each unit comprising of one common share and one share purchase warrant; each warrant entitling the holder to acquire one additional share at $0.80 for a period of 24 months.

2.Each finder special warrant entitled the holder to receive, without payment of any additional consideration or need for further action, one unit of the Issuer, each unit comprising of one common share and one share purchase warrant; each warrant entitling the holder to acquire one additional share at $0.80 for a period of 24 months.

3.Each preferred share unit consists of one Preferred share (a “Preferred Share”) and one preferred share purchase warrant; each warrant is exercisable by the holder to acquire one additional Preferred Share in the capital of the Company at a price of $0.80 for a period of 24 months following the issuance date. The Preferred Shares are subject to the restriction that no holder of the Preferred Shares may convert into a number of Shares that would result in such holder beneficially owning greater than 9.99% of the Shares; and further subject at all times to the Lock-Up Agreement. See Item 10, “Preferred Shares”.

4.Each finder warrant entitles the holder to acquire one additional common share at a price of $5.28 for a period of 24 months.

MichiCann

The following table summarizes the prices at which securities of MichiCann have been sold within the 12 months before the date of this Listing Statement:

Issue Date	Class of Security	Number of Securities	Price
December 18, 2018	Common Shares	30,068,182	$1.00
February 22, 2019	Common Shares	4,500,000	$1.00
February 22, 2019	Common Shares	2,240,000	$2.50
September 30, 2019	Common Shares	1,168,100	$5.00
October 9, 2019	Common Shares	840,000	$5.00
October 23, 2019	Common Shares	1,200,000	$5.00
December 18, 2019	Common Shares	27,000	$5.00
February 25, 2019	MichiCann Debenture	1	$15,000,000
October 20, 2019	MichiCann Debenture	1	$2,000,000 USD
March 12, 2020	MichiCann Debenture	1	$500,000 USD

10.8Stock Exchange Price

The Tidal Shares are currently listed on the CSE under the trading symbol “RLTY.U”. The table below sets forth the high and low trading prices and volume for the Tidal Shares traded through the CSE on a monthly basis from the date trading commenced on the CSE on June 25, 2018 to the date of this Listing Statement.

	Price Range and Trading Volume
	High ($)	Low ($)	Volume
March 2019 to Present(1)	N/A	N/A	N/A
February 2019(1)	US $4.88	US $4.88	1,247,531
January2019	US $3.36	US $3.36	2,495,570
December 2018	US $2.40	US $2.40	1,414,870
November 2018	US $3.52	US $3.52	1,410,386
October 2018	US $4.16	US $4.16	2,260,206
September 2018	US $7.60	US $7.60	1,374,213
August 2018	US $11.20	US $11.20	992,377
July 2018	US $11.84	US $11.84	999,046
June 29, 2018(2)	US $12.32	US $12.32	131,196
June 25-28, 2018(2)	CA$13.28	CA$9.44	609,855

Notes:

(1) The Tidal Shares were halted on February 11, 2019 in connection with the Transaction.

(2) On June 29, 2018, the Tidal Shares began trading in U.S. funds instead of Canadian funds.

11.ESCROWED SECURITIES

The following table summarizes the Resulting Issuer Shares subject to escrow as of the date of this Listing Statement:

Designation of class held in escrow	Number of securities held in escrow	Percentage of class
Common shares	19,480,222	14.74%

The Common shares will be released in three equal tranches as follows: 1/3 on the date that is six (6) months following Closing, 1/3 on the date that is twelve (12) months following Closing and 1/3 on the date that is eighteen (18) months following the Closing.

Further to NI 46-201 section 3.2, the Resulting Issuer qualifies to be an exempt issuer due to its value that was established in recent financings.

12.PRINCIPAL SHAREHOLDERS

No person known to the Resulting Issuer beneficially owns, directly or indirectly, or exercises control or direction over 10% or more of the outstanding Resulting Issuer Shares (either on an undiluted or fully diluted basis).

13.DIRECTORS AND OFFICERS

13.1 –Directors and Officers

The following table sets forth the name of all directors and officers of the Resulting Issuer, their municipalities of residence, their current positions with the Resulting Issuer, their principal occupations during the past five years and the number and percentage of Resulting Issuer Shares beneficially owned, directly or indirectly, or over which control or direction is exercised as at the date of this Listing Statement.

Name, Position, Province or State and Country of Residence	Principal Occupation or Employment for the Past Five Years	Date Elected or Appointed	Number & Percentage of Shares Held[1]
Brad Rogers Chief Executive Officer and Director, Member of Audit Committee Ontario, Canada

Mr. Rogers was the former President and Chief Operating Officer of CannTrust Holdings (CSE: TRST) from April 2015 until November 2018.  Mr. Rogers was also a co-founder and Chief Operating Officer of Mettrum Ltd. (now owned by Canopy Growth Corp. TSX: WEED) from January 2013 until December 2015. He led Mettrum Ltd. from pre-licensing to public listing, including the licencing of three facilities and multiple rounds of financing. From 1996 to 2012, Mr. Rogers was the VP Product for Mood Media. He has an MBA from the Ivey School of Business.

		April 24, 2020	2,500,000 1.89%
Theo van der Linde Chief Financial Officer and Director, British Columbia, Canada

Mr. van der Linde is a Chartered Accountant with 20 years’ extensive finance, administration and public accounting experience in diverse industries including mining, oil & gas, financial services, manufacturing and retail. During the last nine years of his career Mr. van der Linde has been focused on the mining industry working with Junior Exploration and producing mining Companies at various stages of growth and in several jurisdictions including South Africa, West- Africa, Peru, Sri-lanka and the United States. Mr. van der Linde currently acts a mining consultant as the President of Executive Management Solutions Ltd.

		July 2017	Nil
Brendan Purdy Director, Audit Committee Chairman Ontario, Canada

Corporate Secretary and director of Global Blockchain Technologies Corp.; CEO and President of Element 79 Capital Inc.; former CEO and director of Enforcer Gold Corp.; director of each of Supreme Metals Corp. and ZTest Electronics Inc.; former director, CEO and chairman of High Hampton Holdings Corp. (CSE:HC) from November 2016 to December 2017; CEO and Director of Seaway Energy Services from April, 2016 to October 2016; a Director of Greenock Resources Inc. from October 2015 to February, 2016.

		July 2017	Nil
Michael Marchese Director Ontario, Canada	MichiCann Medical president, co-founder and director. Co-founded Aleafia Health Inc. and directed its branding. (TSX: ALEF: OTC: ALEAF, FRA: ARAH).	April 24, 2020	4,302,500 3.24%

Bill Dawson Director, Member of Audit Committee Ontario, Canada

Chief Financial Officer of SBG – Skill Based Games Inc. since 2014; President and Chief Executive Officer of Play Games for Fun Limited Since 2013; Chief Financial Officer of Oakshire Holdings Limited from 2011 to 2018; Chief Financial Officer of Pong Game Studios Corporation from 2011 to 2018; Chief Financial Officer of Caliburger Canada Incorporated from 2015 to 2017; Chief Financial Officer of Blow Canada Inc. from 2014 to 2017.

	April 24, 2020	148,000 0.11%

The Resulting Issuer currently has established an Audit Committee consisting of Messrs. Rogers, Purdy and Dawson and a Compensation Committee consisting of Messrs. Rogers, Purdy and Dawson. The composition and mandate of the Audit Committee and the Compensation Committee is determined by the Resulting Issuer’s Board.

Each Director stands for re-election at the Annual General Meeting of shareholders.

13.2Corporate Cease Trade Orders

Except as noted below, no director, officer or promoter of the Resulting Issuer has, within the last ten years, been a director, officer or promoter of any company that:

(a)was the subject of a cease trade or similar order or an order that denied the company access to any statutory exemption for a period of more than 30 consecutive; or

(b)was subject to an order that was issued after he or she ceased to act in that capacity, which resulted from an event that occurred while that person was acting as director, officer or promoter.

Brendan Purdy was an independent director of Boomerang Oil, Inc. (“Boomerang”) when cease trade orders were issued by the British Columbia Securities Commission and Alberta Securities Commission in 2015 due to Boomerang failing to file its annual audited financial statements for the fiscal year ended September 30, 2014, and its management's discussion and analysis relating thereto, as required under Part 5 of National Instrument 51-102. Boomerang continues to be subject to the cease trade orders.

13.3Bankruptcies

No director, officer, or promoter of the Resulting Issuer or any shareholder anticipated to hold a sufficient amount of securities of the Resulting Issuer:

(c)is, as at the date hereof, or has been within the last 10 years, a director or executive officer of any company that, while acting in that capacity, or within a year of ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(d)has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

13.4Penalties or Sanctions

No director, officer, or promoter of the Resulting Issuer or any shareholder anticipated to hold a sufficient amount  of securities of the Resulting Issuer, has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or has been subject to any other penalties or sanctions imposed by a court or regulatory body or self-regulatory authority that would be likely considered important to a reasonable investor in making an investment decision.

13.5Conflicts of Interest

To the best knowledge of the Resulting Issuer and other than as disclosed herein, there are no known existing or potential material conflicts of interest between the Resulting Issuer and a director, officer or promoter of the Resulting Issuer except that certain of the directors, officers and promoters of  the Resulting Issuer serve as directors, officers and promoters of other companies and therefore it is possible that a conflict may arise between their duties as a director, officer or promoter of the Resulting Issuer and their duties as a director, officer and promoter of such other companies. See “17 – RISK FACTORS”.

The directors, officers and promoters of the Resulting Issuer are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosure by directors of conflicts of interest and the Resulting Issuer will rely upon such laws in respect of any directors’ and officers’ conflict of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with applicable law and they will govern themselves in respect thereof to the best of their ability in accordance with the obligation imposed upon them by law.

13.6  Management

The following summarizes certain information concerning the Resulting Issuer’s directors and officers:

Brad Rogers, Chief Executive Officer and Director, age 48, acted as Michicann’s Chief Executive Officer prior to the closing of the Transaction and previously served as President of Canntrust, one of Canada’s leading licensed cannabis producers. Under Brad’s direction, Canntrust created the Canadian cannabis market’s Gold Standard by producing quality, pharmaceutically standardized product across flower and extract. A recognized expert in cannabis production and a creative brand-building marketer, Mr. Rogers was instrumental in leading CannTrust into early proﬁtability. He was the driving force behind its capital raises and IPO that peaked at a $1.5 billion market cap.

Utilizing industry-leading scientiﬁc expertise and a disciplined “data driven” approach, Mr. Rogers managed CannTrust’s growth from 20 employees to more than 500 before his departure. Directed the creation of four adult consumer cannabis brands – Liiv; SYNR.G, Xscape and Peak Leaf across

National Distribution. To meet the needs of both the medical and recreational markets, he also supervised the opening of the ﬁrst two phases of CannTrusts’s Perpetual Harvest Facility in Niagara which is expected to reach an annual output exceeding 100,000 kilograms. Mr. Rogers also worked on developing such innovative product extensions as beverages, vape pens, and edibles.

In addition, Mr. Rogers was part of the team that built one of the first ever commercially scaled cannabis production facilities in the world (for medicinal cannabis use) in 2014. That company (Metrum) was successfully sold in 2016 to Canopy Growth (NYSE:WEED) for over $450 million.

He holds an MBA from the Richard Ivey School of Business, proudly supports Toronto’s Centre for Addiction and Mental Health, the Trillium Gift of Life Network, and Inner City EQAO Mentoring.  Mr. Rogers will devote approximately 80% of his time to the business of the Issuer.

Theo van der Linde, Chief Financial Officer and Director, age 45, is a Chartered Accountant with 20 years extensive experience in finance, reporting, regulatory requirements, public company administration, equity markets and financing of publicly traded companies. He has served as a CFO & Director for a number of TSX Venture Exchange and Canadian Securities Exchange listed companies over the past several years. Mr. van der Linde has extensive experience in financial services, manufacturing, oil & gas, mining and retail industries. Most recently, he has been involved with future use trends of natural resources as well as other disruptive technologies. Mr. van der Linde received a B.Comm. (Hons) in Finance, is a Chartered Accountant and is a member of good standing of the Institute of the Chartered Public Accountants of British Columbia.

Mr. van der Linde, in his capacity as Chief Financial Officer of the Resulting Issuer, is not subject to the terms of any non-competition or non-disclosure agreement.  Mr. van der Linde will devote such time and expertise as is reasonably required by Resulting Issuer.

Mr. van der Linde will devote approximately 75% of his time to the business of the Issuer.

Brendan Purdy, Director, age 32, is a practicing securities lawyer, with experience in public companies, and the capital markets. Mr. Purdy received his J.D. from the University of Ottawa, received a Bachelor of Management and Organizational Studies degree from the University of Western Ontario.  Mr. Purdy has significant cannabis industry experience, in both his private practice and in his capacity as management and director of public cannabis issuers. Mr. Purdy most recently acted as Director, CEO, and Chairman of High Hampton Holdings Corp. (CSE: HC), a CSE-listed cannabis investment company focused on acquisitions of cannabis distribution companies, branding opportunities, and state licensed producers in California, USA. Mr. Purdy was involved in identifying and facilitating the acquisition of CoachellaGro Corp., a California-based corporation holding 10.8 acres of land within the designated cannabis cultivation zone in Coachella, California.

In his securities law practice, Mr. Purdy has facilitated the acquisition and financing of other licensed producers and cannabis ancillary companies within Canada. Following his resignation as CEO of High Hampton, Mr. Purdy became General Counsel to 3 Sixty Secure Corp., a Canadian company providing static security and secure logistics for the transport and distribution of cannabis for several prominent licensed producers.

Mr. Purdy, in his capacity as a Director of the Resulting Issuer, is not subject to the terms of any non-competition or non-disclosure agreement.  Mr. Purdy will devote such time and expertise as is reasonably required by Resulting Issuer.

Mr. Purdy will devote approximately 30% of his time to the business of the Issuer.

Michael Marchese, Director, age 45, Michael Marchese, MichiCann Medical president, co-founder and director, has played a major role in starting, developing and organizing the company to date. He also co-founded Aleafia Health Inc. and directed its branding. (TSX: ALEF: OTC: ALEAF, FRA: ARAH). He continues to advise the company. When MichiCann management is in place, he will transition to a marketing advisory role in his widely noted area of expertise and continue supervising the company’s branding and its interface with internal and external audiences. For the past several decades, Marchese has successfully operated his own branding company, Marchese Design, and has developed identities and communications programs for such leading brands as Aleafia, Tutto Gourmet Foods, V Grace Bay, Turks & Caicos and Royal Group Technologies and its successor company, the Vision Group. Prior to the closing of the Transaction, Mr. Marchese served as a director and President of MichiCann Medical Inc since its inception. Mr. Marchese will devote approximately 80% of his time to the business of the Issuer.

Mr. Marchese, in his capacity as a director of the Resulting Issuer, is an independent contractor, providing his services on a part-time basis, is not subject to the terms of a formal engagement agreement with the Issuer, and is not subject to any non-competition or non-disclosure agreement. Mr. Marchese will devote such time and expertise as is reasonably required by Resulting Issuer.

Bill Dawson, Director, age 68, is a Chartered Professional Accountant and Chartered Accountant with more than 40 years of experience in the field. Mr. Dawson has served as the Chief Financial Officer of SBG – Skill Based Games Inc. since 2014 and the President and Chief Executive Officer of Play Games for Fun Limited Since 2013. Mr. Dawson previously served as Chief Financial Officer of Oakshire Holdings Limited from 2011 to 2018, Pong Game Studios Corporation from 2011 to 2018, Caliburger Canada Incorporated from 2015 to 2017 and Blow Canada Inc. from 2014 to 2017. Mr. Dawson holds a BA in economics and finance as well as an MBA from York University.

Mr. Dawson, in his capacity as a director of the Issuer, is an independent contractor, providing his services on a part-time basis, is not subject to the terms of a formal engagement agreement with the Issuer, and is not subject to any non-competition or non-disclosure agreement. Mr. Dawson expects to dedicate approximately 20% of his time to the affairs of the Issuer.

14.CAPITALIZATION

The following tables provide information about the anticipated share capitalization of the Resulting Issuer after giving effect to the Transaction:

Issued Capital	Number of Securities (non-diluted)	Number of Securities (fully-diluted)	% of Issued (non-diluted)	% of Issued (fully diluted)
Public Float
Total outstanding (A)	132,190,811	262,831,841	100%	100%

Held by Related Persons (B)	6,950,500	8,406,749	5.26%	3.20%

Total Public Float (A-B)	125,240,311	254,425,092	94.74%	96.80%

Freely-Tradeable Float
Number of outstanding securities subject to resale restrictions	19,480,222	19,480,222	14.74%	7.41%
Total Tradeable Float (A-C)	112,710,589	243,351,619	85.26%	92.59%

Public Security-holders (Registered)

For the purposes of this table, "public security-holders" are registered Shareholders other than related persons enumerated in section (B) of the previous chart as at the date of this Listing Statement.

Size of Holding	Number of holders	Total number of Shares
1 – 99 securities	3	35
100 – 499 securities	5	1,686
500 – 999 securities	5	3,634
1,000 – 1,999 securities	4	7,538
2,000 – 2,999 securities	7	15,859
3,000 – 3,999 securities	6	18,975
4,000 – 4,999 securities	3	14,157
5,000 or more securities	526	125,178,427

Totals	559	125,240,311

Public Security-holders (Beneficial)

The following table includes (i) beneficial holders holding securities in their own name as registered shareholders; and (ii) beneficial holders holding securities through an intermediary where the Issuer has been given written confirmation of shareholdings. For the purposes of this section, it is sufficient if the intermediary provides a breakdown by number of beneficial holders for each line item below; names and holdings of specific beneficial holders do not have to be disclosed. If an intermediary or intermediaries will not provide details of beneficial holders, give the aggregate position of all such intermediaries in the last line.  All information as at the date of this Listing Statement

Size of Holding	Number of holders	Total number of Shares
1 – 99 securities	100	5,452
100 – 499 securities	191	44,385
500 – 999 securities	98	46,174
1,000 – 1,999 securities	51	72,601
2,000 – 2,999 securities	20	45,992
3,000 – 3,999 securities	10	33,743
4,000 – 4,999 securities	8	33,571
5,000 or more securities	30	16,455,492
Unable to confirm

Totals	508	16,737,410

Non-Public Security-holders (Registered)

The following table includes "non-public securityholders", being those related persons enumerated in section (B) of the issued capital chart as at the date of this Listing Statement.

Size of Holding	Number of holders	Total number of Shares
1 – 99 securities	-	-
100 – 499 securities	-	-
500 – 999 securities	-	-
1,000 – 1,999 securities	-	-
2,000 – 2,999 securities	-	-
3,000 – 3,999 securities	-	-
4,000 – 4,999 securities	-	-
5,000 or more securities	3	6,950,500

Totals	3	6,950,500

14.2The following table details securities convertible or exchangeable into Resulting Issuer Shares and Resulting Issuer Series II Preferred Shares.

Description of Security	Exercise Price	Number of convertible / exchangeable securities outstanding	Number of Common Shares upon conversion / exercise	Number of Series II Preferred Shares upon conversion/ exercise	Date of Conversion or Expiry
Warrants	$0.80	187,500	187,500	N/A	May 25, 2020

Warrants	$5.28	323,898	323,898	N/A	June 11, 200
Options	$5.28	468,045	468,045	N/A	December 12, 2023
Options	US$3.84	6,250	6,250	N/A	April 26, 2024
Options	US$1.84	45,000	45,000	N/A	N/A
Options	$5.44	1,279,815	1,279,815	N/A	April 26, 2024
Preferred Shares(1)	N/A	3,181,250	3,181,250	N/A	N/A
Series II Preferred Shares	N/A	108,726,349	108,726,349	N/A	Note 2
MichiCann Warrants	$1.00	595,340	595,340	595,340	December 19, 2020
MichiCann Options	$0.50	4,500,000	4,500,000	4,500,000	October 1, 2023
MichiCann Options	$2.50	600,000	600,000	600,000	January 15, 2024
MichiCann Options	$1.00	500,000	500,000	500,000	January 15, 2024
MichiCann Options	$1.00	400,000	400,000	400,000	February 4, 2024
MichiCann Options	$1.00	12,500	12,500	12,500	April 15, 2024
MichiCann Options	$1.00	500,000	500,000	500,000	April 29, 2024
MichiCann Options	$1.00	350,000	350,000	350,000	May 13, 2024
MichiCann Options	$1.00	30,000	30,000	30,000	May 21, 2024

MichiCann Options	$1.00	12,500	12,500	12,500	July 17, 2024
MichiCann Options	$1.00	100,000	100,000	100,000	November 13, 2024
MichiCann Options	$1.00	25,000	25,000	25,000	November 22, 2024
MichiCann Options	$1.00	371,429	371,429	371,429	January 11, 2025

Note:

(1)The Preferred Shares are subject to the restriction that no holder of the Preferred Shares may convert into a number of Shares that would result in such holder beneficially owning greater than 9.99% of the Shares; and further subject at all times to the Lock-Up Agreement. See Item 10, “Preferred Shares”.

(2)At any time or times on or after the seven month anniversary of the initial issuance date and before the two year anniversary of the initial issuance date, each holder of a Series II Preferred Share shall be entitled to convert any whole number of Series II Preferred Shares, including any Series II Preferred Shares accrued from dividends issued hereunder, into validly issued, fully paid and non-assessable Common Shares at the Conversion Rate. Any Series II Preferred Shares outstanding on the two year anniversary of the initial issuance date, including any Series II Preferred Shares accrued from dividends, shall automatically convert into fully paid and non-assessable Common Shares at such time and without requiring any further action by the Holder.

15.EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Set out below is a summary of compensation paid or accrued during the Issuer’s two most recently completed financial years to the Issuer’s NEOs and directors for services provided and for services to be provided, directly or indirectly, to the Issuer or any subsidiary thereof.

Director and Named Executive Officer Compensation Table

Table of compensation excluding compensation securities
Name and principal position	Year	Salary, consulting fee, retainer or commission ($)	Bonus ($)	Committee or meeting fees	Value of perquisites ($)	Value of all other compensation ($)	Total compensation ($)
Paul Rosen(1) (7) CEO and Director	2019 2018	195,833 275,000	Nil Nil	Nil Nil	Nil Nil	Nil Nil	195,833 275,000
Theo van der Linde(2) CFO and Director	2019 2018	81,250 61,934	Nil Nil	Nil Nil	Nil Nil	Nil Nil	81,250 61,934
Terry Taouss(3)(7) President	2019 2018	189,824 72,917	Nil Nil	Nil Nil	Nil Nil	Nil Nil	189,824 72,917
Brendan Purdy(5) Director	2019 2018	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil

Brian Penny(6)(7) Director	2019 2018	16,014 10,000	Nil Nil	Nil Nil	Nil Nil	Nil Nil	16,014 10,000
Stuart Wooldridge(6) Director	2019 2018	18,200 7,500	Nil Nil	Nil Nil	Nil Nil	Nil Nil	18,200 7,500

Notes:

(1)Mr. Rosen was appointed as CEO of the Issuer on January 1, 2018 and as a director on July 20, 2017. All of the compensation received by Mr. Rosen was in respect of his position as CEO of the Issuer.

(2)Mr. van der Linde was appointed as CFO and a director of the Issuer on July 20, 2017. All of the compensation received by Mr. van der Linde was in respect of his position as CFO of the Issuer.

(3)Mr. Taouss was appointed as President of the Issuer July 5, 2018 and resigned effective January 22, 2019. Prior to July 5, 2018 and beginning on February 19, 2018, Mr. Taouss was in the role of Vice President, Operations. His compensation is reflected from the period beginning on February 19, 2018 and ending July 31, 2018.

(4)Mr. Purdy was appointed as a director of the Issuer July 20, 2017.

(5)Mr. Penny was appointed as a director of the Issuer on June 22, 2018 and his compensation is reflected from the period beginning on June 22, 2018 and ending on July 31, 2018.

(6)Mr. Wooldridge was appointed as a director of the Issuer September 2001 .

(7)As of the Listing Statement a Former Director or Officer of the Issuer.

Stock Options and Other Compensation Securities

The following table sets forth all compensation securities granted or issued to each NEO and director of the Issuer on a pre-consolidated basis during the year ended July 31, 2019 for services provided or to be provided, directly or indirectly, to the Issuer or any of its subsidiaries:

Compensation Securities
Name and position	Type of compensation security	Number of compensation securities, number of underlying securities	Date of issue or grant	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)	Closing price of security or underlying security at year end ($)	Expiry Date
Paul Rosen(2) CEO and Director	Options	125,000 options exercisable into 125,000 common shares	12/12/2018	$1.84 (USD)		$4.16 (USD)	12/12/23
Theo van der Linde(3) CFO and Director	Options	12,500 options exercisable into 12,500 common shares 18,750 options exercisable into 18,750 common shares	12/12/2018 04/26/2019	$1.84 (USD) $4.16 (USD)		$4.16 (USD) $4.16 (USD)	12/12/23 04/26/24

Terry Taouss(4) President	Options	62,500 options exercisable into 62,500 common shares	12/12/2018	$1.84 (USD)	$4.16 (USD)	12/12/23
Brian Penny(6) Director	Options	18,750 options exercisable into 18,750 common shares	06/22/2018	$5.28	$6.88 (USD)	06/22/23
Stuart Wooldridge(7) Director	Options	4,687 options exercisable into 4,687 common shares	06/22/2018	$5.28	$6.88 (USD)	06/22/23

Notes:

(1)Tidal Shares began trading on the CSE on June 25, 2018.

(2)Mr. Rosen had 288,750 options outstanding at the end the end of the most recently completed financial year.

(3)Mr. van der Linde had 12,500 options outstanding at the end the end of the most recently completed financial year.

(4)Mr. Taouss had128,125 options outstanding at the end the end of the most recently completed financial year.

(5)Mr. Purdy had 9,3750 options outstanding at the end the end of the most recently completed financial year.

(6)Mr. Penny had 18,750 options outstanding at the end the end of the most recently completed financial year.

(7)Mr. Wooldridge had 4,687 options outstanding at the end the end of the most recently completed financial year.

Exercise of Compensation Securities by Directors and Named Executive Officers

No compensation securities were exercised by any director or NEO during the year ended July 31, 2019.

External Management Companies

None of the NEOs or directors of the Issuer have been retained or employed by an external management company which has entered into an understanding, arrangement or agreement with the Issuer to provide executive management services to the Issuer, directly or indirectly.

Stock Option Plans and Other Incentive Plans

The only equity compensation plan which the Issuer has in place is the 10% rolling stock option plan (the “Option Plan”) dated July 15, 2017, amended and restated as of December 6, 2018, as approved by shareholders of the Issuer at its annual general and special meeting held on December 6, 2018. The purpose of the Option Plan is to provide the Issuer with a share-related mechanism to attract, retain and motivate qualified directors, officers, employees and consultants, to reward such of those directors, officers, employees and consultants as may be awarded options under the Option Plan by the Tidal Board from time to time for their contributions toward the long term goals of the Issuer and to enable and encourage such directors, officers, employees and consultants to acquire Tidal Shares as long term investments.

The following information is intended to be a brief summary of the Option Plan:

•The maximum number of Tidal Shares with respect to which options may be granted pursuant to the Option Plan shall not exceed 10% of the issued and outstanding Tidal Shares on a non-diluted basis at any time;

•Options may be granted only to directors, officers, employees and consultants of the Issuer or any related entity of the Issuer;

•The total number of Tidal Shares that may be reserved for issuance to any one individual under the Option Plan shall not exceed 5% of the outstanding Tidal Shares. The maximum number of options that may be granted to any one consultant under the Option Plan, or employees performing investor relations activities for the Issuer, within any 12-month period shall not exceed 2% of the issued and outstanding Tidal Shares at the time of the grant;

•The term of an option shall not exceed ten years from the date of the grant of the option;

•Subject to allowable adjustments, the option price of any option shall not be lower than the market price on the date on which the grant of the option is approved by the Tidal Board;

•An option shall be personal to the optionee and shall be non-assignable and non-transferable (whether by operation of law or otherwise);

•In the event that any optionee ceases to be an eligible person under the Option Plan (i.e. ceases to be an officer, director, employee or consultant for any reason other than death or termination with cause), the optionee will be entitled to exercise his or her options which have vested as of such date of cessation only within a period of 30 days following the date of such cessation or such other date as may be determined by the Tidal Board, but in no event may any options be exercised following the expiry date thereof. In the event an optionee is terminated with cause, the options held by such optionee will expire on the date of such termination. In the event of the death of an optionee, any options held by such optionee which have vested as of the date of death may be exercised within a period of one year following the optionee’s death;

•The Tidal Board may at any time amend the Option Plan or any options granted thereunder, subject to the receipt of all applicable regulatory approvals, other than substantive amendments to the Option Plan, which also require shareholder approval; and

•In the event that an offer to purchase or repurchase Tidal Shares or any part thereof shall be made to all or substantially all holders of Tidal Shares, the options shall be automatically and immediately accelerated such that all remaining options will then be available for exercise.

Employment, consulting and management agreements

Other than as set out below, the Issuer has not entered into any other contract, agreement, plan or arrangement that provides for payments to a NEO or a director at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement a change in control of the Issuer or a change in an NEOs or directors’ responsibilities.

The Issuer entered into a management consulting agreement with Theo van der Linde effective July 20, 2017 with regard to his services as Chief Financial Officer of the Issuer.  Pursuant to the agreement, the Issuer has agreed to pay Mr. van der Linde a base salary of $72,000 per annum and shall continue indefinitely until terminated by either party in accordance with the terms of the agreement.  The agreement provides for a severance clause of three months’ notice for termination.

In the event that Mr. van der Linde resigns for “Good Cause” following a “Change of Control” (as those terms are defined in the applicable agreement), Mr. van der Linde will be entitled to two times the annual pro-rated fee paid.

The Issuer entered into an informal verbal agreement with Paul Rosen effective July 20, 2017 with regard to his services as CEO of the Issuer. Pursuant to the informal verbal agreement, the Issuer has agreed to pay Mr. Rosen a base salary of $300,000 per annum and shall continue indefinitely until terminated by either party. The agreement does not contain severance or change of control provisions.  Subsequent to the year ended July 31, 2018, Mr. Rosen’s salary was increased to $400,000 per annum.  Mr. Rosen ceased to act as an officer and director of the Issuer effective February 2019.

The Issuer entered into an informal verbal agreement with Terry Taouss effective July 5, 2018 with regard to his services as President of the Issuer. Pursuant to the informal verbal agreement, the Issuer has agreed to pay Mr. Taouss a base salary of $175,000 per annum, with possible bonuses to be awarded at the discretion of the Tidal Board and shall continue indefinitely until terminated by either party. The agreement provides for a severance clause of twelve months’ notice for termination. The agreement does not contain change of control provisions.  Subsequent to the year ended July 31, 2018, Mr. Taouss’s salary was increased to $250,000.  Mr. Taouss ceased to act as an officer of the Issuer effective February 2019.

Oversight and description of director and named executive officer compensation

The Tidal Board is responsible for determining, by way of discussions at board meetings, the compensation to be paid to the NEOs and directors of the Issuer. The Tidal Board conducts reviews with regard to the compensation of the directors and the executive officers once a year.

Director Compensation

For the financial year ended July 31, 2019, the Issuer did not employ a nominating committee. All tasks related to developing and monitoring the approach to the nomination of directors to the Tidal Board were performed by the members of the Tidal Board.

Other than as set forth in the foregoing, no director of the Issuer who is not a Named Executive Officer has received, during the most recently completed financial year, compensation pursuant to:

(a)any standard arrangement for the compensation of directors for their services in their capacity as directors, including any additional amounts payable for committee participation or special assignments;

(b)any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of directors in their capacity as directors; or

(c)any arrangement for the compensation of directors for services as consultants or expert.

Named Executive Officer Compensation

For the financial year ended July 31, 2019, the Issuer did not have a formal compensation program with specific performance goals nor did it employ a compensation committee. All tasks related to developing and monitoring the Issuer’s approach to the compensation of officers were performed by the members of the Tidal Board. The compensation of each of the NEOs was reviewed, recommended and approved by the Issuer’s independent directors.

The Tidal Board considers the performance of each NEO along with the Issuer’s ability to pay compensation and the Issuer's results of operation for the period. As the objectives of the Issuer’s compensation procedures are to align the interests of employees with the interests of shareholders, a significant portion of total compensation is based upon overall corporate performance.

Compensation is designed to achieve the following key objectives:

•to support our overall business strategy and objectives;

•to provide market competitive compensation that is substantially performance-based;

•to provide incentives that encourage superior corporate performance and retention of highly skilled and talented NEOs; and

•to align executive compensation with corporate performance and therefore shareholders' interests.

The Issuer’s compensation package is comprised of short-term compensation in the form of base salary or service fees, medium-term compensation in the form of discretionary cash bonuses and long-term compensation in the form of option-based awards. The Issuer does not have a formal compensation program which sets benchmarks for performance by NEOs. Base salary is determined by the Tidal Board largely based on market standards. In addition, the Tidal Board may consider, on an annual basis, an award of bonuses to key executives and senior management. The amount and award of such bonuses is discretionary, depending on, among other factors, the financial performance of the Issuer and the position of a participant. The Tidal Board considers that the payment of such discretionary annual cash bonuses satisfies the medium-term compensation component. No bonuses were awarded for the financial year ended July 31, 2019. Lastly, the Issuer chooses to grant stock options to executive officers to satisfy the long-term compensation component.

The Tidal Board has not directly considered the implications of the risks associated with our compensation policies and practices. The Issuer does not have a set policy preventing an NEO or director from purchasing financing instruments such as prepaid variable forward contracts, equity swaps, collars or units of exchange funds designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by such person. The Issuer does not use a peer group to determine compensation.

Since the end of the July 31, 2019 financial year, the Tidal Board has established a Compensation Committee.

Pension Disclosure

The Issuer does not have a pension plan that provides for payments or benefits to the NEOs or directors at, following, or in connection with retirement. The Issuer does not have any form of deferred compensation plan.

Post-Transaction Executive Compensation

After Completion of the Transaction, the Resulting Issuer will enter into management agreements with certain key employees of the company pursuant to which each will provide their respective services to the Resulting Issuer. The terms and conditions of all such management agreements have not yet been determined and will be subject to the prior approval of the Resulting Issuer’s Board of Directors.

It is anticipated that the Resulting Issuer will pay compensation to its directors in the form of annual fees for attending meetings of the Resulting Issuer’s Board of Directors. Directors may receive additional compensation for participating in and acting as chairs of committees of the Resulting Issuer. Directors will also be entitled to receive stock options and other applicable awards as determined by the Resulting Issuer’s Board and will be reimbursed for any out-of-pocket travel expenses incurred in order to attend meetings of the Resulting Issuer’s Board, committees of the Resulting Issuer’s Board or meetings of the shareholders of the Resulting Issuer. It is also anticipated that the Resulting Issuer will obtain customary insurance for the benefit of its directors and enter into indemnification agreements with its directors pursuant to which the Resulting Issuer will agree to indemnify its directors to the extent permitted by applicable law

16.INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director, executive officer or senior officer the Resulting Issuer, or any associates of such persons, is indebted to the Resulting Issuer and no indebtedness of such persons is the subject of a guarantee, support agreement, letter of credit or other similar arrangement provided by the Resulting Issuer.

17.RISK FACTORS

An investment in the Resulting Issuer’s securities should be considered highly speculative due to the nature of our business and the present stage of our development.  An investment in the Resulting Issuer’s securities should only be made by knowledgeable and sophisticated investors who are willing to risk and can afford the loss of their entire investment.  Prospective investors should consult with their professional advisors to assess an investment in the Resulting Issuer.  In evaluating the Resulting Issuer and its business, investors should carefully consider, in addition to the other information contained in this Listing Statement, the risk factors listed below.  These risk factors are not a definitive list of all risk factors associated with an investment in the Resulting Issuer or in connection with our operations.

Risks Relating to an Investment in our Common Shares

The market reaction to the Transaction and the future trading prices of the Resulting Issuer Shares cannot be predicted.

Following the Transaction, the price of the Resulting Issuer Shares may fluctuate significantly due to the market’s reaction to the Transaction and general market and economic conditions. An active trading market for the Resulting Issuer Shares following the Transaction may never develop or, if developed, it may not be sustained.

We have no source of operating revenue and it is likely we will operate at a loss until we are able to realize cash flow from our financings.

We may require additional financing in order to fund our businesses or business expansion. Our ability to arrange such financing in the future will depend in part upon prevailing capital market conditions, as well as our business success. There can be no assurance that we will be successful in our efforts to arrange additional financing on terms satisfactory to us, or at all. If additional financing is raised by the issuance of common shares from treasury, control of the Resulting Issuer may change and shareholders may suffer additional dilution. If adequate funds are not available, or are not available on acceptable terms, we may not be able to operate our businesses at their maximum potential, to expand, to take advantage of other opportunities, or otherwise remain in business.

We may issue a substantial number of our common shares without investor approval to raise additional financing and we may consolidate the current outstanding common shares.

Any such issuance or consolidation of our securities in the future could reduce an investor’s ownership percentage and voting rights in us and further dilute the value of the investor’s investment.

The market price of our common shares may experience significant volatility.

Factors such as announcements of quarterly variations in operating results, revenues, costs, changes in financial estimates or other material comments by securities analysts relating to us, our competitors or the industry in general, announcements by other companies in the industry relating to their operations, strategic initiatives, financial condition or performance or relating to the industry in general, announcements of acquisitions or consolidations involving our portfolio companies, competitors or among the industry in general, as well as market conditions in the cannabis industry, such as regulatory developments, may have a significant impact on the market price of our common shares. Global stock markets and the CSE in particular have, from time to time, experienced extreme price and volume fluctuations, which have often been unrelated to the operations of particular companies. Share prices for many companies in our sector have experienced wide fluctuations that have been often unrelated to the operations of the companies themselves. In addition, there can be no assurance that an active trading or liquid market will be sustained for our common shares.

We do not anticipate that any dividends will be paid on our common shares in the foreseeable future.

We anticipate that we will reinvest any future earnings in the development and growth of our business. Therefore, investors will not receive any funds unless they sell their common shares, and shareholders may not be able to sell their shares on favourable terms or at all.

The Resulting Issuer has a limited operating history with respect to financings in the U.S. cannabis sector, which can make it difficult for investors to evaluate the Resulting Issuer’s operations and prospects and may increase the risks associated with investment in the Resulting Issuer.

The Resulting Issuer has a history of negative cash flow and losses that is not expected to change in the short term. Financings may not begin generating cash flow to the Resulting Issuer for several years following any financing.

The Resulting Issuer will face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources and experience than the Resulting Issuer.

Currently, the U.S. cannabis industry generally is comprised of individuals and small to medium-sized entities. However, the risk remains that large conglomerates and companies who also recognize the potential for financial success through investment in this industry could strategically purchase or assume control of certain aspects of the industry. In doing so, these larger competitors could establish price setting and cost controls which would effectively “price out” many of the individuals and small to medium-sized entities who currently make up the bulk of the participants in the varied businesses operating within and in support of the medical and adult-use marijuana industry. While the trend in connection with most state laws and regulations may deter this type of takeover, this industry remains quite nascent, and therefore faces many unknown future developments, which in itself is a risk.

Because of the early stage of the industry in which the Resulting Issuer will operate, the Resulting Issuer expects to face additional competition from new entrants. The Resulting Issuer may not have sufficient resources to remain competitive, which could materially and adversely affect the business, financial condition and results of operations of the Resulting Issuer.

Resulting Issuer indebtedness could have a number of adverse impacts on the Resulting Issuer, including reducing the availability of cash flows to fund working capital and capital expenses.

Any indebtedness of the Resulting Issuer could have significant consequences on the Resulting Issuer, including: increase the Resulting Issuer’s vulnerability to general adverse economic and industry conditions; require the Resulting Issuer to dedicate a substantial portion of its cash flow from operations to making interest and principal payments on its indebtedness, reducing the availability of the Resulting Issuer’s cash flow to fund capital expenditures, working capital and other general corporate purposes; limit the Resulting Issuer’s flexibility in planning for, or reacting to, changes in the business and the industry in which it operates; place the Resulting Issuer at a competitive disadvantage compared to its competitors that have greater financial resources; and limit the Resulting Issuer’s ability to complete fundamental corporate changes or transactions or to declare or pay dividends.

The Resulting Issuer’s revenues and expenses may be negatively impacted by fluctuations in currency.

The Resulting Issuer’s revenues and expenses are expected to be primarily denominated in U.S. dollars, and therefore may be exposed to significant currency exchange fluctuations. Recent events in the global financial markets have been coupled with increased volatility in the currency markets. Fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar may have a material adverse effect on the Resulting Issuer’s business, financial condition and operating results. The Resulting Issuer may, in the future, establish a program to hedge a portion of its foreign currency exposure with the objective of minimizing the impact of adverse foreign currency exchange movements. However, even if the Resulting Issuer develops a hedging program, there can be no assurance that it will effectively mitigate currency risks.

Risks Related to the Cannabis Industry

While certain U.S. states have enacted medical and/or adult-use cannabis legislation, cannabis continues to be illegal under U.S. federal law, which may subject us to regulatory or legal enforcement, litigation, increased costs and reputational harm.

More than half of the U.S. states have enacted legislation to regulate the sale and use of cannabis on either a medical or adult-use level. However, notwithstanding the permissive regulatory environment of cannabis at the state level, cannabis continues to be categorized as a controlled substance under the U.S. Controlled Substances Act of 1970 (“CSA”), and as such, activities within the cannabis industry are illegal under U.S. federal law. It is also illegal to aid or abet such activities or to conspire to attempt to engage in such activities. Financing businesses in the cannabis industry may be deemed aiding and abetting an illegal activity under federal law. If such an action were brought, we may be forced to cease operations and our investors could lose their entire investment. Such an action would have a material negative effect on our business and operations. For background information on the inconsistency between state and federal regulation of cannabis, please refer to “Item 4.2 - Market Information, Trends, Commitments, Events and Uncertainties – Effects of Government Regulations”.

2018 Farm Bill

For background, hemp is defined in the legislation as the cannabis plant which is the same plant that produced marijuana.  The key difference is that hemp cannot contain more than 0.3% of THC.  In conclusion hemp does not have the same euphoria effects.  For decades in the US, federal law did not differentiate hemp from other cannabis plants, all of which were effectively made illegal in 1937 under the Marijuana Tax Act and formally made illegal in 1970 under the Controlled Substance Act which under the 1970 Controlled Substance Act bans cannabis of any kind.

There were pilot programs to study hemp, often referred to as “industrial hemp” that were approved by both the U.S. Department of Agriculture (USDA) and the state departments of agriculture in the US.  This allowed small-scale expansion of hemp cultivation for limited purposes.

The 2018 Farm Bill is more expansive as it allows for hemp cultivation broadly, not simple pilot programs for studying market interest in hemp-derived products.  It explicitly allows the transfer of hemp-derived products across state lines in the US for commercial or other purposes.  It also puts no restrictions on the scale, transport or possession of hem-derived products, so long as those items are produced in a manner consistent with the law.

As noted above, hemp cannot contain more than 0.3% THC, per section 1-113 of the 2018 Farm Bill.  Any cannabis plant that contains more than 0.3% THC would be considered non-hemp cannabis (or marijuana) under US Federal Law and would therefore not be protected under the 2018 Farm Bill.

Second, there will be significant shared state-federal regulatory power over hemp cultivation and production.  Under section 10113 of the 2018 Farm Bill state departments of agriculture must consult with the state’s governor and chief law enforcement office to devise a plan that must be submitted to the Secretary of the USDA.  A state’s plan to licence and regulate hemp can only commence once the Secretary of the USDA approves that state’s plan.  In states opting t not to devise a hemp regulatory program the USDA will construct a regulatory program under which hemp cultivators in those states must apply for licenses and comply with a federally run program

Third, the law outlines actions that are considered violations of federal hemp law including such activities as cultivating without a licenses or producing cannabis with more than 0.3% THC.  The law details possible punishments for such violations, pathways for violators to become compliant and even which activities qualify as felonies under the law, such as repeated offenses,

One big misconception about the 2018 Farm Bill is that cannabidiol (CBD – a non-intoxicating compound found in cannabis) is legalized.  It is true that section 12619 of the 2018 Farm Bill removed hemp-derived products from its schedule I status under the Controlled Substance Act, but the legislation does not legalize CBD generally as it remains a Schedule I substance under federal law.  The 2018 Farm Bill ensures that any cannabinoid (a set of chemical compounds found in the cannabis plant that is derived from hemp) will be legal if and only if that hemp is produced in a manner consistent with the 2018 Farm Bill, associated federal regulations, associated state regulations and by the licensed grower.  All other cannabinoids produced in any other setting, remain a Schedule I substance under federal law and are thus illegal.  The one exception is pharmaceutical-grade CBD products that have been approved by the FDA which currently includes one drug which is GW Pharmaceutical’s Epidiolex.

The funding of businesses in the cannabis industry may expose us to potential criminal liability.

While we do not intend to harvest, distribute or sell cannabis, the funding of businesses in the medical and adult-use cannabis industry could be deemed to be participating in marijuana cultivation, which remains illegal under federal law pursuant to the CSA and exposes us to potential criminal liability, with the additional risk that our properties, or those of our portfolio companies, could be subject to civil forfeiture proceedings. For background information on the inconsistency between state and federal regulation of cannabis, please refer to “Item 4.2 - Market Information, Trends, Commitments, Events and Uncertainties – Effects of Government Regulations”.

Management may not be able to predict all new emerging risks or how such risks may impact actual results of the Resulting Issuer in the highly regulated, highly competitive and rapidly evolving U.S. cannabis industry.

As a result of the conflicting views between state legislatures and the federal government regarding cannabis, financings with cannabis related businesses in the U.S. are subject to a higher degree of uncertainty and risk. Such risks are difficult to predict. For instance, it is presently unclear whether the U.S. federal government intends to enforce federal laws relating to cannabis where the conduct at issue is legal under applicable state law. Further, there can be no assurance that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions.

Unless and until the U.S. federal government amends the CSA with respect to cannabis (and as to the timing or scope of any such potential amendment there can be no assurance), there can be no assurance that it will not seek to prosecute cases involving cannabis businesses that are otherwise compliant with state law. Such potential proceedings could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings conducted by either the federal government or private citizens; or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. Such proceedings could have a material adverse effect on the Resulting Issuer’s business, revenues, operating results and financial condition as well as the Resulting Issuer’s reputation, even if such proceedings were concluded successfully in favour of the Resulting Issuer. The regulatory uncertainties make identifying the new risks applicable to the Resulting Issuer and its business and the assessment of the impact of those risks on the Resulting Issuer and its business extremely difficult.

The U.S. cannabis industry is subject to extensive controls and regulations, which impose significant costs on the Resulting Issuer and its portfolio companies and may affect the financial condition of market participants, including the Resulting Issuer.

Participants in the U.S. cannabis industry will incur ongoing costs and obligations related to regulatory compliance. Failure to comply with regulations may result in additional costs for corrective measures, penalties or restrictions of operations. In addition, changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the participant and, thereby, on the Resulting Issuer’s prospective returns.

It is also important to note that local and city ordinances may strictly limit and/or restrict the distribution of cannabis in a manner that will make it extremely difficult or impossible to transact business in the cannabis industry. If the U.S. federal government begins to enforce federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing state laws are repealed or curtailed, then the Resulting Issuer’s financings in such businesses would be materially and adversely affected notwithstanding that the Resulting Issuer may not be directly engaged in the sale or distribution of cannabis.

Changes to or the imposition of new government regulations, including those relating to taxes and other government levies, may affect the marketability of cannabis products. Such changes in government levies (including taxes), which are beyond the control of the participant and which cannot be predicted, could reduce the Resulting Issuer’s earnings and could make future financing uneconomic.

The Resulting Issuer and the companies it funds may become subject to litigation which could have a significant impact on the Resulting Issuer’s profitability.

The cannabis industry is subject to numerous legal challenges and could become subject to new, unexpected legal challenges. The Resulting Issuer, or one or more of the Resulting Issuer’s portfolio companies, may become subject to a variety of claims and lawsuits, such as U.S. federal actions against any individual or entity engaged in the marijuana industry. There can be no assurances the federal government of the United States or other jurisdictions will not seek to enforce the applicable laws against the Resulting Issuer. The consequences of such enforcement would be materially adverse to the Resulting Issuer and the Resulting Issuer’s business and could result in the forfeiture or seizure of all or substantially all of the Resulting Issuer’s assets. Litigation and other claims are subject to inherent uncertainties and management’s view of these matters may change in the future. Adverse outcomes in some or all of these claims may result in significant monetary damages or injunctive relief that could adversely affect our ability to conduct our business. A material adverse impact on our financial statements also could occur for the period in which the effect of an unfavorable final outcome becomes probable and reasonably estimable.

As the possession and use of cannabis is illegal under the CSA, we may be deemed to be aiding and abetting illegal activities through the funding of our portfolio companies, and as such may be subject to enforcement actions which could materially and adversely affect our business.

The possession, use, cultivation, or transfer of cannabis remains illegal under the CSA. As a result, law enforcement authorities regulating the illegal use of cannabis may seek to bring an action or actions against us, including, but not limited to, a claim of aiding and abetting another’s criminal activities. The federal aiding and abetting statute provides that anyone who “commits an offense against the United States or aids, abets, counsels, commands, induces or procures its commission, is punishable as a principal.” 18 U.S.C. §2(a). Such an action would have a material adverse impact on our business and operations.

Losing access to traditional banking and the application of anti-money laundering rules and regulations to our business could have a significant effect on our ability to conclude financings and achieve returns.

The Resulting Issuer is subject to a variety of laws and regulations in Canada and the U.S. that involve money laundering, financial recordkeeping and proceeds of crime, including the U.S. Currency and Foreign Transactions Reporting Act of 1970 (commonly known as the Bank Secrecy Act), as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended and the rules and regulations thereunder, and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the U.S. and Canada. Further, under U.S. federal law, banks or other financial institutions that provide a cannabis business with a chequing account, debit or credit card, small business loan, or any other service could be found guilty of money laundering, aiding and abetting, or conspiracy. For background on these laws and various guidance issued by certain regulatory authorities concerning banking cannabis-related businesses, please refer to “Item 4.2 - Market Information, Trends, Commitments, Events and Uncertainties – Effects of Government Regulations”.

Overall, since the production and possession of cannabis is illegal under U.S. federal law, there is a strong argument that banks cannot accept for deposit funds from businesses involved with the cannabis industry. Consequently, businesses involved in the cannabis industry often have difficulty finding a bank willing to accept their business. As the Resulting Issuer will have a material ancillary involvement in the U.S. legal cannabis industry, the Resulting Issuer may find that it is unable to open bank accounts with certain Canadian financial institutions, which in turn may make it difficult to operate the Resulting Issuer’s business. Furthermore, the Resulting Issuer’s U.S. subsidiaries may be unable to open bank accounts with U.S. financial institutions, which may also make it difficult to operate the Resulting Issuer’s business.

Proceeds from the Resulting Issuer’s financings could be considered proceeds of crime which may restrict the Resulting Issuer’s ability to pay dividends or effect other distributions to its shareholders.

The Resulting Issuer’s future financings, and any proceeds thereof, may be considered proceeds of crime due to the fact that cannabis remains illegal federally in the U.S. This may restrict the ability of the Resulting Issuer to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada. Furthermore, while the Resulting Issuer has no current intention to declare or pay dividends on its Shares in the foreseeable future, the Resulting Issuer may decide or be required to suspend declaring or paying dividends without advance notice and for an indefinite period of time.

The Resulting Issuer has historically relied entirely on access to both public and private capital in order to support its continuing operations, and the Resulting Issuer expects to continue to rely almost exclusively on the capital markets to finance its business in the U.S. legal cannabis industry.

Although such business carries a higher degree of risk, and despite the legal standing of cannabis businesses pursuant to U.S. federal laws, Canadian based issuers involved in the U.S. legal cannabis industry have been successful in raising substantial amounts of private and public financing. However, there is no assurance the Resulting Issuer will be successful, in whole or in part, in raising funds in the future, particularly if the U.S. federal authorities change their position toward enforcing the CSA. Further, access to funding from U.S. residents may be limited due to their unwillingness to be associated with activities which violate U.S. federal laws.

The Resulting Issuer’s involvement in the U.S. cannabis industry may become the subject of heightened scrutiny by regulators, stock exchanges, clearing agencies and other authorities in Canada, which could lead to the imposition of certain restrictions on the Resulting Issuer’s ability to invest in the U.S.

It has been reported in Canada that the Canadian Depository for Securities Limited is considering a policy shift that would see its subsidiary, CDS Clearing and Depository Services Inc. (“CDS”), refuse to settle trades for cannabis issuers that have investments in the U.S. CDS is Canada’s central securities depository, clearing and settling trades in the Canadian equity, fixed income and money markets. The TMX Group, the owner and operator of CDS, subsequently issued a statement on August 17, 2017 reaffirming that there is no CDS ban on the clearing of securities of issuers with cannabis-related activities in the U.S., despite media reports to the contrary, and that the TMX Group was working with regulators to arrive at a solution that will clarify this matter, which would be communicated at a later time. If such a ban were to be implemented, it would have a material adverse effect on the ability of holders of the Resulting Issuer’s Shares to make and settle trades. In particular, the Shares would become highly illiquid as until an alternative was implemented, investors would have no ability to effect a trade of the Shares through the facilities of the Exchange.

On February 8, 2018, following discussions with the Canadian Securities Administrators and recognized Canadian securities exchanges, the TMX Group announced the signing of a Memorandum of Understanding (“MOU”) with Aequitas NEO Exchange Inc., the CSE, the Toronto Stock Exchange, and the TSX Venture Exchange. The MOU outlines the parties’ understanding of Canada’s regulatory framework applicable to the rules, procedures, and regulatory oversight of the exchanges and CDS as it relates to issuers with cannabis-related activities in the U.S. The MOU confirms, with respect to the clearing of listed securities, that CDS relies on the exchanges to review the conduct of listed issuers. As a result, there is no CDS ban on the clearing of securities of issuers with cannabis-related activities in the U.S. However, there can be no guarantee that this approach to regulation will continue in the future.

For the reasons set forth above, the Resulting Issuer’s future financings in the U.S. may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada. As a result, the Resulting Issuer may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Resulting Issuer’s ability to invest in the U.S. or any other jurisdiction, in addition to those described herein.

The Resulting Issuer’s proposed business operations will indirectly be affected by a variety of laws, regulations and guidelines which could increase compliance costs substantially or require the alteration of business plans.

The Resulting Issuer’s business operations will indirectly be affected by laws and regulations relating to the manufacture, management, transportation, storage and disposal of cannabis, as well as laws and regulations relating to consumable products health and safety, the conduct of operations and the protection of the environment. These laws are broad in scope and subject to evolving interpretations, which could require participants to incur substantial costs associated with compliance or alter certain aspects of its business plans. In addition, violations of these laws, or allegations of such violations, could disrupt certain aspects of the Resulting Issuer’s business plans and result in a material adverse effect on certain aspects of its planned operations.

As consumer perceptions regarding legality, morality, consumption, safety, efficacy and quality of cannabis evolve, the Resulting Issuer may face unfavourable publicity or consumer perception.

The legal cannabis industry in the U.S. is at an early stage of its development. Cannabis has been, and will continue to be, a controlled substance for the foreseeable future. Consumer perceptions regarding legality, morality, consumption, safety, efficacy and quality of cannabis are mixed and evolving. Consumer perception can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favourable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for cannabis and on the business, results of operations, financial condition and cash flows of the Resulting Issuer. Further, adverse publicity reports or other media attention regarding cannabis in general or associating the consumption of cannabis with illness or other negative effects or events, could have such a material adverse effect. Public opinion and support for medical and adult-use cannabis use has traditionally been inconsistent and varies from jurisdiction to jurisdiction. While public opinion and support appears to be rising for legalizing medical and adult-use cannabis, it remains a controversial issue subject to differing opinions surrounding the level of legalization (for example, medical marijuana as opposed to legalization in general). The Resulting Issuer’s ability to gain and increase market acceptance of its proposed royalty business may require substantial expenditures on investor relations, strategic relationships and marketing initiatives. There can be no assurance that such initiatives will be successful and their failure may have an adverse effect on the Resulting Issuer.

Cannabis use may increase the risk of serious adverse side effects which could subject the Resulting Issuer or its portfolio companies to product liability claims, regulatory action and litigation.

As a company that finances businesses in the cannabis industry, we face the risk of exposure to, or having our portfolio companies exposed to, product liability claims, regulatory action and litigation if the products or services of our portfolio companies are alleged to have caused loss or injury. Our portfolio companies may become subject to product liability claims due to allegations that their products caused or contributed to injury or illness, failed to include adequate instructions for use or failed to include adequate warnings concerning possible side effects or interactions with other substances. This risk is exacerbated by the fact that cannabis use may increase the risk of developing schizophrenia and other psychoses, may exacerbate the symptoms for individuals with bipolar disorder, may increase the risk for the development of depressive disorders, may impair learning, memory and attention capabilities, and result in other side effects. In addition, previously unknown adverse reactions resulting from human consumption of cannabis products alone or in combination with other medications or substances could also occur. There can be no assurance that our portfolio companies will be able to maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could result in our portfolio companies becoming subject to significant liabilities that are uninsured and also could adversely affect their commercial arrangements with third parties. Such a product liability claim or regulatory action against an operator could result in increased costs, could adversely affect the Resulting Issuer’s financing and reputation, and could have a material adverse effect on the results of operations and financial condition of the Resulting Issuer.

If our portfolio companies do not comply with applicable packaging, labeling and advertising restrictions on the sale of cannabis in the adult-use market, we could face increased costs, our reputation could be negatively affected and there could be a material adverse effect on our results of operations and financial condition.

Products distributed by our portfolio companies into the adult-use market may be required to comply with legislative requirements relating to product formats, product packaging, and marketing activities around such products, among others. As such, the portfolio of brands and products of our portfolio companies will need to be specifically adapted, and their marketing activities carefully structured, to enable them to develop their brands in an effective and compliant manner. If our portfolio companies are unable to effectively market their cannabis products and compete for market share, or if the costs relating to compliance with government legislation increase beyond what can be absorbed in the price of products, our earnings could be adversely affected which could make future financing uneconomic.

The products of our portfolio companies may become subject to product recalls, which could negatively impact our results of operations.

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of the products of our portfolio companies are recalled due to an alleged product defect or for any other reason, such recall may disrupt certain aspects of the Resulting Issuer’s business plans and result in a material adverse effect on certain aspects of its planned operations. In addition, a product recall involving one or multiple of our portfolio companies may require significant attention by our senior management. If the products of one of our portfolio companies were subject to recall, the image of that brand and the Resulting Issuer as an investor could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for the products of our portfolio companies and could have a material adverse effect on the results of operations and financial condition of the Resulting Issuer. Additionally, product recalls may lead to increased scrutiny of our operations by the U.S. FDA, Health Canada or other regulatory agencies, requiring further senior management attention and potential legal fees and other expenses.

 General Business Risks

There can be no assurance that future financings made by the Resulting Issuer will be profitable.

As part of the Resulting Issuer’s overall business strategy, the Resulting Issuer intends to pursue its financing policy and objectives. There are always risks associated with any business transaction, particularly one that involves a largely cash based operation, operating in a new and growing field, with conflicting federal and state laws. There is no assurance any financings will be profitable.

As the cannabis industry is nascent, expectations regarding the development of the market may not be accurate and may change.

Due to the early stage of the legal cannabis industry, forecasts regarding the size of the industry and the sales of products are inherently subject to significant unreliability. A failure in the demand for products to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations and financial condition of the Resulting Issuer.

The success of the Resulting Issuer is dependent upon the ability, expertise, judgment, discretion and good faith of its board of directors and senior management.

The Resulting Issuer must rely substantially upon the knowledge and expertise of its directors and officers in entering into any investment arrangements or transactions and in determining the composition of the Resulting Issuer’s investment portfolio. The loss of any of the Resulting Issuer’s directors and/or officers could have a material adverse effect on the Resulting Issuer’s business, operating results or financial condition.

The Resulting Issuer’s participation in the cannabis industry may lead to litigation, formal or informal complaints, enforcement actions, and inquiries by various federal, state, or local governmental authorities.

Litigation, complaints, and enforcement actions the Resulting Issuer could consume considerable amounts of financial and other corporate resources, which could have an adverse effect on the Resulting Issuer’s future cash flows, earnings, results of operations and financial condition.

The Resulting Issuer is a British Columbia corporation governed by the Business Corporations Act (British Columbia) and, as such, our corporate structure, the rights and obligations of shareholders and our corporate bodies may be different from those of the home countries of international investors.

Non-Canadian residents may find it more difficult and costlier to exercise shareholder rights. International investors may also find it costly and difficult to effect service of process and enforce their civil liabilities against us or some of our directors, controlling persons and officers.

The cultivation, extraction and processing of cannabis and derivative products is dependent on a number of key inputs and their related costs including raw materials, electricity, water and other local utilities.

Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the business, financial condition and operating results of an operator. Some of these inputs may only be available from a single supplier or a limited group of suppliers.

If a sole source supplier was to go out of business, an operator might be unable to find a replacement for such source in a timely manner or at all. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the business, financial condition and operating results of an operator, and consequently, the Resulting Issuer.

The success of the Resulting Issuer may depend, in part, on the ability of an operator to maintain and enhance trade secret protection over its various existing and potential proprietary techniques and processes, or trademark and branding developed by it.

Each operator may also be vulnerable to competitors who develop competing technology, whether independently or as a result of acquiring access to the proprietary products and trade secrets of the operator. In addition, effective future patent, copyright and trade secret protection may be unavailable or limited in certain foreign countries and may be unenforceable under the laws of certain jurisdictions.

Insurance coverage obtained by an operator may be insufficient to cover all claims to which the operator may become subject.

The Resulting Issuer will require an operator to have insurance coverage for applicable risks. However, there can be no assurance that such coverage will be available or sufficient to cover claims to which the operator may become subject. Each operator may be affected by a number of operational risks and may not be adequately insured for certain risks, including: civil litigation; labour disputes; catastrophic accidents; fires; blockades or other acts of social activism; changes in the regulatory environment; impact of non-compliance with laws and regulations; natural phenomena, such as inclement weather conditions, floods, earthquakes and ground movements. There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, an operator’s properties, grow facilities and extraction facilities, personal injury or death, environmental damage, adverse impacts on the operator’s operations, costs, monetary losses, potential legal liability and adverse governmental action, any of which could have an adverse impact on the Resulting Issuer’s future cash flows, earnings and financial condition. Also, an operator may be subject to or affected by liability or sustain loss for certain risks and hazards against which it may elect not to insure because of the cost. If insurance coverage is unavailable or insufficient to cover any such claims, an operator’s financial resources, results of operations and prospects, as well as the Resulting Issuer’s financing, could be adversely affected.

Maintaining a public listing is costly and will add to the Resulting Issuer’s legal and financial compliance costs.

As a public company, there are costs associated with legal, accounting and other expenses related to regulatory compliance. Securities legislation and the rules and policies of the CSE require listed companies to, among other things, adopt corporate governance and related practices, and to continuously prepare and disclose material information, all of which add to a company’s legal and financial compliance costs. The Resulting Issuer may also elect to devote greater resources than it otherwise would have on communication and other activities typically considered important by publicly traded companies.

The Resulting Issuer may become party to litigation from time to time in the ordinary course of business which could adversely affect its business.

Should any litigation in which the Resulting Issuer becomes involved be determined against the Resulting Issuer, such a decision could adversely affect the Resulting Issuer’s ability to continue operating and the market price for Shares. Even if the Resulting Issuer is involved in litigation and wins, litigation can redirect significant resources.

The Resulting Issuer may experience difficulty implementing its business strategy.

The growth and expansion of the Resulting Issuer is heavily dependent upon the successful implementation of its business strategy. There can be no assurance that the Resulting Issuer will be successful in the implementation of its business strategy.

Conflicts of interest involving the Resulting Issuer’s directors and officers may arise and may be resolved in a manner that is unfavourable to the Resulting Issuer.

Certain of the Resulting Issuer’s directors and officers are, and may continue to be, involved in other business ventures through their direct and indirect participation in corporations, partnerships, joint ventures, etc. that may become potential competitors of the technologies, products and services the Resulting Issuer intends to provide. Situations may arise in connection with potential acquisitions or opportunities where the other interests of these directors and officers conflict with or diverge from the Resulting Issuer’s interests. In accordance with applicable corporate law, directors who have a material interest in or who is a party to a material contract or a proposed material contract with the Resulting Issuer are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract. In addition, the directors and officers are required to act honestly and in good faith with a view to the Resulting Issuer’s best interests. However, in conflict of interest situations, the Resulting Issuer’s directors and officers may owe the same duty to another company and will need to balance their competing interests with their duties to the Resulting Issuer. Circumstances (including with respect to future corporate opportunities) may arise that may be resolved in a manner that is unfavourable to the Resulting Issuer.

The available talent pool may not be large enough for the Resulting Issuer to identify and hire personnel required to develop the business, which may mean that the growth of the Resulting Issuer’s business will suffer.

As the Resulting Issuer grows, it will need to hire additional human resources to continue to develop the business. However, experienced talent in the areas of financings and cannabis may be difficult to source, and there can be no assurance that the appropriate individuals will be available or affordable to the Resulting Issuer. Without adequate personnel and expertise, the growth of the Resulting Issuer’s business may suffer.

If the requirements of the Investment Company Act of 1940 (the “1940 Act”) were imposed on the Resulting Issuer, such requirements would adversely affect our operations.

The Resulting Issuer intends to conduct its operations so that it is not required to register as an investment company under the 1940 Act. Section 3(a)(1)(A) of the 1940 Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the 1940 Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, which we refer to as the 40% test. Excluded from the term “investment securities,” among other things, are securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.

The Resulting Issuer is organized as a holding company that conducts business primarily through wholly-owned or majority-owned subsidiaries. The Resulting Issuer intends to conduct operations so that it complies with the 40% test. The Resulting Issuer will monitor our holdings to comply with this test. Failure to comply with the 40% test could require the Resulting Issuer to register as an investment company under the 1940 Act, which would have a material adverse effect on our operations.

There could be adverse tax consequence for our shareholders in the United States if we are deemed a passive foreign investment company.

Under United States federal income tax laws, if a company is (or for any past period was) a passive foreign investment company (which we refer to as “PFIC”), it could have adverse United States federal income tax consequences to U.S. shareholders even if the company is no longer a PFIC. The determination of whether we are a PFIC is a factual determination made annually based on all the facts and circumstances and thus is subject to change. Furthermore, the principles and methodology used in determining whether a company is a PFIC are subject to interpretation. The Resulting Issuer believes based on current business plans and financial expectations that it may be a PFIC for the current tax year and future tax years. United States purchasers of our common shares are urged to consult their tax advisors concerning United States federal income tax consequences of holding our common shares if we are considered to be a PFIC.

If we are a PFIC, U.S. holders would be subject to adverse U.S. federal income tax consequences such as the ineligibility for any preferred tax rates on capital gains, the ineligibility for actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements under U.S. federal income tax laws or regulations. Whether or not U.S. holders make a timely qualified electing fund (or QEF) election or mark-to-market election may affect the U.S. federal income tax consequences to U.S. holders with respect to the acquisition, ownership, and disposition of our common shares and any distributions such U.S. holders may receive. Investors should consult their own tax advisors regarding all aspects of the application of the PFIC rules to our common shares.

Covid-19

The outbreak of the COVID-19 pandemic has impacted the Issuer’s plans and activities. The Issuer may face disruption to operations, supply chain delays, travel and trade restrictions and impact on economic activity in affected countries or regions can be expected and can be difficult to quantify. Such pandemics or diseases represent a serious threat to maintaining a skilled workforce industry and could be a major health-care challenge for the Issuer. There can be no assurance that the Issuer’s personnel will not be impacted by these pandemic diseases and ultimately that the Issuer would see its workforce productivity reduced or incur increased medical costs/insurance premiums as a result of these health risks. In addition, the COVID-19 pandemic has created a dramatic slowdown in the global economy. The duration of the COVID-19 pandemic outbreak and the resultant travel restrictions, social distancing, Government response actions, business closures and business disruptions, can all have an impact on the Issuer’s operations and access to capital. There can be no assurance that the Issuer will not be impacted by adverse consequences that may be brought about by the COVID-19 pandemic on global financial markets may reduce resource prices, share prices and financial liquidity and thereby that may severely limit the financing capital available.

18.PROMOTERS

Not Applicable

19.LEGAL PROCEEDINGS AND REGULATORY ACTIONS

As of the date of this Listing Statement, there are no legal proceedings material, and no contemplated legal proceedings known to be material, to the Resulting Issuer or its expected subsidiaries, to which the Resulting Issuer or its expected subsidiaries is a party or of which any of the Resulting Issuer or its expected subsidiaries’ respective property is the subject matter.

As of the date of this Listing Statement, the Resulting Issuer has not been subject to any penalties or sanctions imposed by any court or regulatory authority relating to provincial and territorial securities legislation or by a securities regulatory authority, within the three years immediately preceding the date hereof, nor has any party entered into a settlement agreement with a securities regulatory authority within the three years immediately preceding the date hereof, or been subject to any other penalties or sanctions imposed by a court or regulatory body or self-regulatory authority that are necessary to provide full, true and plain disclosure of all material facts relating to the Resulting Issuer’s securities or would be likely to be considered important to a reasonable investor making an investment decision.

20.INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL  TRANSACTIONS

Other than services as directors, executive officers and employees of the Resulting Issuer, the Resulting Issuer has not acquired any assets or been provided any services in any material transaction, or in any proposed material transaction, from any director, executive officer, insider or promoter of the Resulting Issuer, the proposed nominees for election as directors of the Resulting Issuer, the proposed executive officers, insiders or promoters of the Resulting Issuer, or their associates and affiliates. Other than as disclosed below, no director, executive officer, insider or promoter of the Resulting Issuer or any associate or affiliate of any such person or company has or had any material interest, direct or indirect, in any transaction that has materially affected or will materially affect the Resulting Issuer.

21.AUDITORS, TRANSFER AGENTS AND REGISTRARS

The Resulting Issuer’s auditor is Manning Elliot LLP, 11th Floor, 1050 West Pender Street, Vancouver, British Columbia Canada V6E 3S7.

The Resulting Issuer’s transfer agent is National Issuer Services Ltd., 760 – 777 Hornby Street, Vancouver, British Columbia V6Z 1S4

MichiCann’s independent auditors are Smythe LLP, Chartered Professional Accountants, 1700 – 475 Howe St, Vancouver, BC V6C 2B3.

22.MATERIAL CONTRACTS

Except for contracts entered into by the Resulting Issuer in the ordinary course of business, the Resulting Issuer does not currently have any material contracts in place with the exception of:

1.The Business Combination Agreement.

2.The Debenture Purchase Agreement.

3.The PharmaCo Debenture.

4.The PharmaCo Put/Call Option Agreement.

5.The Tidal Debenture.

6.The Bridging Amended Credit Agreement

7.The MAG Merger Agreement

8.The MAG Real Estate Purchase Agreement

22.1Special Agreements

Not applicable.

22.2Co-tenancy, Unitholders or Limited Partnership Agreements

Not applicable.

23.INTEREST OF EXPERTS

No person, company or auditor named in this document as having prepared or certified a part of the document or a report described in this document and no responsible solicitor or any partner of a responsible solicitor’s firm, holds any material beneficial interest, direct or indirect, in any securities or property of the Resulting Issuer or of an associate or affiliate of the Resulting Issuer.

24.OTHER MATERIAL FACTS

Other than as set out elsewhere in this Listing Statement, there are no other material facts about the Resulting Issuer and its securities which are necessary in order for this Listing Statement to contain full, true and plain disclosure of all material facts relating to the Resulting Issuer and its securities.

25.FINANCIAL STATEMENTS

25.1Financial Statements of the Issuer

Please refer to Appendix “A” for the Issuer’s annual audited financial statements for the fiscal years ended July 31, 2019, 2018 and 2017 and to Appendix “C” for the Issuer’s interim financial statements for the six months ended January 31, 2020.

25.2Financial Statements of MichiCann

Please refer to Appendix “E” for MichiCann’s annual audited financial statements for the fiscal periods ended December 31, 2018 and 2017 and to Appendix “G” for the Michicann’s financial statements for the year ended December 31, 2019.

25.3Pro Forma Consolidated Financial Statements of the Resulting Issuer as at January 31, 2020

Please refer to Appendix I for the Pro Forma Consolidated Financial Statements of the Issuer as at January 31, 2020.

CERTIFICATE OF THE ISSUER

Pursuant to a resolution duly passed by its Board of Directors, Red White & Bloom Brands Inc. hereby applies for the listing of the above mentioned securities on the CSE. The foregoing contains full, true and plain disclosure of all material information relating to the Red White & Blooms Brands Inc. It contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in light of the circumstances in which it was made.

Dated this 7th day of May, 2020.

APPENDIX A

Audited Financial Statements of the Issuer

for the years ended July 31, 2019, 2018 and 2017

APPENDIX B

Management Discussion & Analysis of the Issuer

for the year ended July 31, 2019, 2018 and 2017

APPENDIX C

Interim Financial Statements of the Issuer

for the six months ended January 31, 2020

APPENDIX D

Management Discussion & Analysis of the Issuer

for the six months ended January 31, 2020

APPENDIX E

Audited Financial Statements of MichiCann

For the periods ended December 31, 2018 and 2017

APPENDIX F

Management Discussion & Analysis of MichiCann

For the year ended December 31, 2018

Appendix G

Financial Statements of MichiCann Medical Inc. for the year ended December 31, 2019

Appendix H

Management Discussion & Analysis of the MichiCann Medical Inc. for the year ended December 31, 2019

APPENDIX I

Pro Forma Consolidated Financial Statements of the Issuer as at January 31, 2020

APPENDIX J

Business Combination Agreement dated May 8, 2019, Amended and Restated on March 12, 2020

APPENDIX K

Investment Policy